UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Revance Therapeutics, Inc.
(Name of Subject Company)
Revance Therapeutics, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
761330109
(CUSIP Number of Class of Securities)
Mark J. Foley
President and Chief Executive Officer
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
(615) 724-7755
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Howard Ellin
Demetrius Warrick
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
(212) 735-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Revance Therapeutics, Inc., a Delaware corporation (“Revance” or the “Company”). The address of Revance’s principal executive office is 1222 Demonbreun Street, Suite 2000, Nashville, Tennessee, 37203, and its telephone number is (615) 724-7755.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Revance’s common stock, par value $0.001 per share (the “Shares,” each, a “Share”). As of the close of business on November 29, 2024, there were 104,389,885 shares of Revance common stock issued and outstanding.
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of Revance, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to a tender offer by Reba Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Crown Laboratories, Inc., a Delaware corporation (“Crown” and together with Merger Sub, the “Buyer Parties”), to purchase all of the outstanding Shares of Revance at a price of $3.10 per Share (the “Offer Price”), in cash, without interest and less any required tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated December 12, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related form of Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). Merger Sub is a Delaware corporation and wholly owned subsidiary of Crown, and was formed solely for the purpose of facilitating the acquisition of Revance by Crown. Crown Holdings Interco LLC (“Crown Interco”) is the sole stockholder of Crown, and Crown Laboratories Holdings, Inc. (“Crown Holdings”) is the sole member of Crown Interco. Crown Holdings, together with Merger Sub, Crown, and Crown Interco, are collectively referred to herein as the “Buyer Parties.”
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Crown, Merger Sub and the other Buyer Parties with the Securities and Exchange Commission (the “SEC”) on December 12, 2024. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Revance’s stockholders together with this Schedule 14D-9.
The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended, supplemented or modified from time to time, the “A&R Merger Agreement”), dated as of December 7, 2024, by and among Revance and the Buyer Parties. The A&R Merger Agreement amends, restates and supersedes the Agreement and Plan of Merger, dated as of August 11, 2024 (the “Original Merger Agreement”), by and among Revance and the Buyer Parties. Pursuant to the A&R Merger Agreement, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into Revance pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) upon the terms and conditions set forth in the A&R Merger Agreement, with Revance continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned Subsidiary of Crown (the “Merger” and together with the Offer and the other transactions contemplated by the A&R Merger Agreement, the “Transactions”). At the effective time of the Merger (the “Effective Time”) and as a result of the Merger, (i) each Share outstanding immediately prior to the Effective Time (other than Shares held by Crown, Merger Sub or their affiliates (as defined in Section 251(h) of the DGCL) and Dissenting Shares, as defined below) will be converted into the right to receive the Offer Price in cash without interest, less any required tax withholding (the “Merger Consideration”); (ii) each Share held by Revance as treasury stock or by Crown, Merger Sub or their affiliates (as defined in Section 251(h) of the DGCL) immediately prior to the Effective Time will be cancelled, and no payment shall be made with respect thereto;

(iii) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time; and (iv) Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to and has properly demanded appraisal for such Shares in accordance with the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration, but will be entitled only to such rights as are granted by Section 262 of the DGCL, unless such holder fails to perfect, withdraws, waives or loses the right to appraisal under Section 262 of the DGCL. The treatment of outstanding equity awards issued pursuant to Revance’s benefit plans in the Merger is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Revance Executive Officers and Directors.” A copy of the A&R Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Merger Sub’s obligation to accept and pay for Shares that are validly tendered in the Offer, and not validly withdrawn, is subject to customary conditions, including (i) that a majority of the aggregate voting power of all Shares then issued and outstanding be validly tendered in accordance with the Offer and “received” (as defined in Section 251(h)(6)(f) of the DGCL) and not validly withdrawn as of the expiration of the Offer (the “Minimum Condition”); (ii) the absence of any injunction or other order issued by a governmental authority of competent jurisdiction in the United States of America that prohibits, enjoins, restrains or makes illegal the acceptance of payment of, or payment of, Shares pursuant to the Offer or the consummation of the Offer or the Merger or making the Offer or the Merger illegal; (iii) the expiration or termination of any waiting period applicable to the transactions contemplated by the A&R Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iv) the accuracy of the representations and warranties contained in the A&R Merger Agreement, subject to customary materiality qualifications, and compliance with the obligations contained in the A&R Merger Agreement as of the Expiration Time. In addition, the obligation of Merger Sub and Crown to consummate the Offer is subject to the absence, since the date of the A&R Merger Agreement, of a Company Material Adverse Effect (as defined in the A&R Merger Agreement) (collectively, the “Offer Conditions”). The consummation of the Offer and closing of the Merger is not subject to a financing condition.
The Offer will initially expire one minute past 11:59 p.m., Eastern Time on January 13, 2025, unless extended in accordance with the terms of the Offer and A&R Merger Agreement (such date, the “Expiration Time”). The Expiration Time may be extended as follows: (i) Merger Sub will extend the Offer from time to time for: (A) any period required by any rules, regulation, interpretation or position of the SEC, its staff thereof applicable to the Offer, the document governing the Offer or any period otherwise required by rules and regulations of Nasdaq or applicable law (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of the Offer Price) and (B) periods of not more than ten (10) business days per individual extension if, on the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any Offer Condition (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration to occur at such time)) is not satisfied and has not been waived, Merger Sub will extend the Offer on one or more occasions for an additional period of up to ten (10) business days each, to permit such Offer Condition to be satisfied; and (ii) if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, all Offer Conditions (other than the Minimum Condition, and other than any conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) have been satisfied or waived (to the extent waivable by Merger Sub or Crown), at the written request of Revance, Merger Sub will extend the Offer on one or more occasions for an additional period of up to ten (10) business days each, to permit such Minimum Condition to be satisfied (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time), provided that in no event will Merger Sub be required to extend the expiration of the Offer pursuant to this clause (ii) for more than twenty-five (25) business days in the aggregate. In no event will Merger Sub be required to extend the Offer beyond the earlier to occur of (x) February 7, 2025 (the “Outside Date”) or (y) the termination of the A&R Merger Agreement in accordance with its terms.
As set forth in the Schedule TO, the address of the principal executive offices of Crown, Merger Sub and the Buyer Parties is: c/o Crown Laboratories, Inc., 207 Mockingbird Lane, Johnson City, Tennessee 37604.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Revance, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Revance or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Crown, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Revance (the “Revance Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the A&R Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Crown and Merger Sub and Their Affiliates
A&R Merger Agreement
On December 7, 2024, Revance, Crown and Merger Sub entered into the A&R Merger Agreement. The summary of the material provisions of the A&R Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the A&R Merger Agreement.
The A&R Merger Agreement governs the contractual rights among Revance, Crown and Merger Sub in relation to the Offer and the Merger. The A&R Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Revance’s stockholders with information regarding the terms of the A&R Merger Agreement. The A&R Merger Agreement contains representations and warranties made by Revance to Crown and Merger Sub and representations and warranties made by Crown and Merger Sub to Revance. Neither the inclusion of the A&R Merger Agreement nor the summary of the A&R Merger Agreement is intended to modify or supplement any factual disclosures about Revance, Crown or Merger Sub in Revance’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the A&R Merger Agreement are qualified by information in a confidential disclosure schedule provided by Revance to Crown and Merger Sub in connection with the signing of the A&R Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the A&R Merger Agreement. In addition, the representations and warranties in the A&R Merger Agreement were negotiated with the principal purpose of allocating risk among Revance, Crown and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the A&R Merger Agreement may not constitute the actual state of facts about Revance, Crown or Merger Sub. Revance’s stockholders are not third-party beneficiaries of the A&R Merger Agreement, except with respect to their right to receive the Offer Price following the time Merger Sub accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) or to receive the Merger Consideration following the Effective Time, and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Revance, Crown, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the A&R Merger Agreement, which subsequent information may or may not be fully reflected in Revance’s public disclosure.
The foregoing summary and description of the material terms of the A&R Merger Agreement, and the descriptions of the Offer Conditions contained in the Offer to Purchase and incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Confidentiality Agreement
Revance and Hildred Capital Management, LLC (“Hildred”), the parent company of Crown, entered into a Mutual Nondisclosure Agreement, executed January 29, 2024 (the “Confidentiality Agreement”), in connection with each party’s consideration of a potential negotiated transaction between the parties. Under the terms of the Confidentiality Agreement, Hildred agreed and agreed to cause Crown to, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to Revance, for a period lasting one (1) year from the date of the Confidentiality Agreement. Crown also agreed to abide by a standstill provision for a period of one (1) year, which standstill restrictions may be waived by prior written approval of Revance. For further discussion, see “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”
The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.
Interests of Revance Executive Officers and Directors
Certain of Revance’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. These interests may create potential conflicts of interests. The Revance Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the A&R Merger Agreement and in reaching its decision to approve the A&R Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.” As described in more detail below, these interests include: (i) the accelerated vesting and payment in respect of outstanding Revance equity awards pursuant to the A&R Merger Agreement, (ii) the potential receipt of certain payments and benefits under the Executive Severance Plan (as defined below) upon certain types of terminations of employment following the consummation of the Transactions, and (iii) the entitlement to indemnification rights in favor of directors and executive officers of Revance.
Revance’s current executive officers are as follows:

Name	Position
Mark J. Foley	President and Chief Executive Officer
Tobin C. Schilke	Chief Financial Officer
Dwight Moxie	Chief Legal Officer, General Counsel & Corporate Secretary
David A. Hollander	Chief Medical Officer, Global Therapeutics Franchise Lead
Erica Jordan	Chief Commercial Officer

For further information with respect to the arrangements between the Company and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between the Company and its executive officers, directors and affiliates, please see the information under the heading “Compensation Discussion and Analysis” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on March 21, 2024, which is incorporated herein by reference as Exhibit (e)(6).
Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger
If Revance’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in connection with the closing of the Offer the same cash consideration on the same terms and conditions as the other stockholders of Revance. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Conditions are otherwise satisfied or waived in accordance with the terms of the A&R Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Revance.
The following table sets forth the number of Shares beneficially owned as of November 29, 2024 by each of Revance’s executive officers and directors (which, for this purpose, excludes Shares underlying Company Options (whether or not currently exercisable), Company PSUs, Company PSAs, Company RSUs and Company RSAs (each as defined below)) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Officer or Director	Number of Shares Beneficially Owned	Cash Consideration Payable in Respect of Shares ($)
Mark J. Foley(1)	1,106,848	3,431,229
Tobin C. Schilke	96,999	300,697
Dwight Moxie	47,815	148,227
David A. Hollander	9,733	30,172

Name of Officer or Director	Number of Shares Beneficially Owned	Cash Consideration Payable in Respect of Shares ($)
Erica Jordan	6,922	21,458
Angus C. Russell	36,506	113,169
Christian W. Nolet	28,606	88,679
Jill Beraud	28,606	88,679
Vlad Coric, M.D.	5,784	17,930
Julian S. Gangolli	30,106	93,329
Carey O’Connor Kolaja	16,561	51,339
Olivia C. Ware	16,675	51,693

(1)	110,913 shares are held by the Mark and Dana Foley, Trustees, Foley Family Trust U/A DTD 4/10/2002.
Treatment of Equity Awards in the Transactions
Company Options
The A&R Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) granted under any of Revance Therapeutics, Inc. 2014 Equity Incentive Plan, the Revance Therapeutics, Inc. Amended and Restated 2014 Inducement Plan and the Hint, Inc. 2017 Equity Incentive Plan (collectively, the “Company Equity Plans”) (i) that is (A) vested, outstanding and unexercised as of immediately prior to the Effective Time or (B) unvested, outstanding and held by a non-employee director of the Revance Board (a “Director Option”) as of immediately prior to the Effective Time and (ii) that has a per Share exercise price that is less than $3.10, will be cancelled and converted into the right to receive a lump sum cash payment equal to (A) the excess of (x) $3.10 over (y) the exercise price payable per Share of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment. At the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per Share exercise price that is not less than $3.10, will be cancelled with no consideration payable in respect thereof.
The A&R Merger Agreement further provides that, at the Effective Time, each Company Option (other than the Director Options) that is outstanding and unvested as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to the applicable withholding taxes, equal to (i) the excess of (x) $3.10 over (y) the exercise price payable per Share of such unvested Company Option, multiplied by (ii) the total number of Shares subject to such unvested Company Option (the “Cash Replacement Option Amount”). The Cash Replacement Option Amount will, subject to the applicable holder’s continued service with Crown and its affiliates (which will include Revance following the Effective Time) through the applicable vesting dates, vest and be payable at the same time as the unvested Company Option for which it was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Option Amount will otherwise have the same terms and conditions (including with respect to vesting) as applied to the unvested Company Option for which it was exchanged, except for terms rendered inoperative by reason of the Transactions. If a holder of such Cash Replacement Option Amount incurs a Qualifying Termination (as defined in the A&R Merger Agreement), the unpaid portion of the Cash Replacement Option Amount will vest and become payable, subject to such holder’s execution and non-revocation of a release of claims in favor of Crown, Revance and its affiliates.
None of the executive officers and directors hold any vested or unvested Company Options with a per Share exercise price that is less than $3.10, as each Company Option (whether vested or unvested) with an exercise price that equals or exceeds $3.10 will be cancelled at the Effective Time for no consideration.
Company PSUs
The A&R Merger Agreement also provides that, at the Effective Time, each restricted stock unit with respect to Shares subject to vesting conditioned in full or in part based on the achievement of performance goals or metrics (a “Company PSU”) granted under any of the Company Equity Plans that is outstanding as of immediately prior to the Effective Time will be cancelled and the holder thereof will be entitled to receive a lump sum cash payment (without interest) equal to the product of (x) $3.10 and (y) the number of Shares subject to such Company PSU as of immediately prior to the Effective Time as determined in accordance with the terms set forth in the disclosure letter to the A&R Merger Agreement, summarized in the following sentence, less applicable taxes required to be withheld with respect to such payment. With respect to (i) the Company PSUs granted in the 2023 calendar year (the “2023 Company PSUs”), by virtue of the Merger, the performance period will end, and such 2023 Company PSUs will vest as follows (A) with respect to any Annual Measurement Period (as defined in the applicable 2023 Company PSU award agreement) that is not completed as of the Effective Time, the applicable Company PSUs will be treated as achieved at the target level of performance and (B) with respect to any Annual Measurement Period that has been completed as of the Effective Time, the applicable 2023 Company PSUs will be treated as achieved at the actual level of performance, and (ii) the Company PSUs granted in the 2024 calendar year (the “2024 Company PSUs”), by virtue of the Merger, the performance period will end, and such 2024 Company PSUs will vest, if at all, based on the actual level of achievement against the performance goals set forth in the applicable 2024 Company PSU award agreement. For the sake of clarity, any Company PSU that does not vest on the Effective Time in accordance with its terms, as in effect as of the date of the A&R Merger Agreement, will be cancelled on the Effective Time without payment therefor.
The following table sets forth, for each of Revance’s executive officers, (i) the total number of Shares subject to Company PSUs (assuming, for the 2023 Company PSUs, achievement of the performance metrics at 100% performance for the remaining Annual Measurement Periods and 0% performance for the 2024 Company PSUs (which is the anticipated actual performance for such awards under their terms)) held by such individual as of November 29, 2024 and (ii) the estimated aggregate payment due with respect to such Company PSUs as a result of the Transactions. Non-employee directors do not hold Company PSUs.

Name of Officer	Number of Shares Subject to Company PSUs	Cash Consideration Payable in Respect of Shares Subject to Company PSUs ($)
Mark J. Foley	169,372	525,053
Tobin C. Schilke	41,766	129,474
Dwight Moxie	36,250	112,375
David A. Hollander	—	—
Erica Jordan	—	—

Company PSAs
The A&R Merger Agreement also provides that, at the Effective Time, each restricted stock award with respect to Shares subject to vesting conditioned in full or in part based on the achievement of performance goals or metrics (a “Company PSA”) granted under any of the Company Equity Plans that is outstanding as of immediately prior to the Effective Time will vest in accordance with the terms of the applicable Company PSA award agreement. Under the Company PSA award agreements, in the event of a change in control that occurs on or before October 13, 2029 (which will occur in connection with the Transactions), the performance period will end, and such Company PSAs will vest if the purchase price of Revance’s common stock is at or above $40 per share. The performance conditions applicable to all outstanding Company PSAs will not be achieved prior to or in connection with the Effective Time. Accordingly, each Company PSA outstanding immediately prior to the Effective Time will not vest as of the Effective Time and will be cancelled at the Effective Time without consideration.
Company RSUs
The A&R Merger Agreement provides that, at the Effective Time, each restricted stock unit with respect to Shares that is not a Company PSU (a “Company RSU”) granted under any of the Company Equity Plans that is vested and outstanding as of immediately prior to the Effective Time (or that vests in accordance with its terms as a result of the Transactions) will be cancelled and converted into the right to receive a lump sum cash payment (without interest) equal to the product of (x) $3.10 and (y) the number of Shares subject to such vested Company RSU as of immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment.
The A&R Merger Agreement further provides that, at the Effective Time, each Company RSU that is outstanding and unvested will be cancelled and converted into the right to receive a cash payment, without interest thereon and subject to the applicable withholding taxes, equal to the product of (x) $3.10 and (y) the number of Shares subject to such unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”). The Cash Replacement Company RSU Amount will, subject to the applicable holder’s continued service with Crown and its affiliates (which will include Revance following the Effective Time) through the applicable vesting dates, vest and be payable at the same time as the unvested Company RSUs for which it was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSU Amount will otherwise have the same terms and conditions (including with respect to vesting) as applied to the unvested Company RSUs for which it was exchanged, except for terms rendered inoperative by reason of the Transactions. If a holder of such Cash Replacement Company RSU Amount incurs a Qualifying Termination, the unpaid portion of the Cash Replacement Company RSU Amount will vest and become payable, subject to such holder’s execution and non-revocation of a release of claims in favor of Crown, Revance and its affiliates.
The following table sets forth, for each of Revance’s executive officers, (i) the total number of Shares subject to Company RSUs held by such individual as of November 29, 2024 and (ii) the estimated aggregate payment due with respect to such vested and unvested Company RSUs as a result of the Transactions, assuming full vesting of the applicable Cash Replacement Company RSU Amount following the Effective Time in accordance with the existing vesting schedule. Our non-employee directors do not hold Company RSUs.

Name of Officer	Number of Shares Subject to Company RSUs	Cash Consideration Payable in Respect of Shares Subject to Company RSUs ($)
Mark J. Foley	—	—
Tobin C. Schilke	96,667	299,668
Dwight Moxie	90,000	279,000
David A. Hollander	95,212	295,157
Erica Jordan	107,942	334,620

Company RSAs
The A&R Merger Agreement provides that, at the Effective Time, each restricted stock award with respect to Shares that is not a Company PSA (a “Company RSA”) granted under any of the Company Equity Plans that is held by a non-employee director of the Revance Board (a “Director RSA”) and that is outstanding (whether vested or unvested) as of immediately prior to the Effective Time will be cancelled and converted into the right to receive a lump sum cash payment (without interest) equal to the product of (x) $3.10 and (y) the number of Shares subject to such Director RSA as of immediately prior to the Effective Time, less applicable taxes required to be withheld with respect to such payment.
The A&R Merger Agreement further provides that, at the Effective Time, each Company RSA (other than any Director RSA) that is outstanding and unvested will be cancelled and converted into the right to receive a cash payment, without interest thereon and subject to the applicable withholding taxes, equal to the product of (x) $3.10 and (y) the number of Shares subject to such unvested Company RSA as of immediately prior to the Effective Time (the “Cash Replacement Company RSA Amount”). The Cash Replacement Company RSA Amount will, subject to the applicable holder’s continued service with Crown and its affiliates (which will include Revance following the Effective Time) through the applicable vesting dates, vest and be payable at the same time as the unvested Company RSAs for which it was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSA Amount will otherwise have the same terms and conditions (including with respect to vesting) as applied to the unvested Company RSAs for which it was exchanged, except for terms rendered inoperative by reason of the Transactions. If a holder of such Cash Replacement Company RSA Amount incurs a Qualifying Termination, the unpaid portion of the Cash Replacement Company RSA Amount will vest and become payable, subject to such holder’s execution and non-revocation of a release of claims in favor of Crown, Revance and its affiliates.
The following table sets forth, for each of Revance’s directors, (i) the total number of Shares subject to Director RSAs held by such individual as of November 29, 2024, and (ii) the estimated aggregate payment due with respect to such Director RSAs as a result of the Transactions. Our executive officers do not hold Company RSAs.

Name of Director	Number of Shares Subject to Director RSAs	Cash Consideration Payable in Respect of Shares Subject to Director RSAs ($)
Angus C. Russell	15,000	46,500
Chris Nolet	15,000	46,500
Jill Beraud	15,000	46,500
Vlad Coric	15,000	46,500
Julian S. Gangolli	15,000	46,500
Carey O’Connor Kolaja	15,000	46,500
Olivia C. Ware	15,000	46,500

Company ESPP Participation
Our executive officers participate in the Revance 2014 Employee Stock Purchase Plan (the “Company ESPP”) on the same basis and terms that are generally applicable to other employees of Revance. The Company ESPP provides employees with an opportunity to purchase Shares at a discount through accumulated payroll deductions, up to a maximum of $25,000 per calendar year offering. Pursuant to the terms of the A&R Merger Agreement, prior to the Effective Time, (i) the final purchase period under the Company ESPP will be terminated no later than ten (10) business days prior to the date on which the Effective Time of the Merger occurs; (ii) any pro rata adjustments that may be necessary to reflect the final purchase period will be made, but the final purchase period will otherwise be treated as a fully effective and completed purchase period for all purposes pursuant to the Company ESPP; (iii) the exercise (as of no later than ten (10) business days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP will occur; and (iv) the Company ESPP will be terminated following the end of the final purchase period and no later than ten (10) business days prior to the date on which the Effective Time occurs such that no further rights will be granted or exercised under the Company ESPP thereafter. Effective as of August 11, 2024, the executive officers, together with other participants in the Company ESPP, were no longer permitted to increase the percentage of their payroll deduction elections from those in effect as of such date, and no additional employees were permitted to commence participation in the Company ESPP. Participants in the Company ESPP were able to contribute through payroll deductions for the current purchase period, which commenced on July 1, 2024, through August 15, 2024, and, in light of the Merger, the accumulated deductions for then active participants will be used to purchase Shares at the earlier to occur of the regularly scheduled conclusion of the current purchase period (December 31, 2024) or a date that is no later than ten (10) business days prior to the date on which the Effective Time occurs.
Annual Bonus Treatment
The parties intend that Revance’s annual bonus payouts for 2024 will be paid out based on actual performance in the ordinary course of business consistent with past practice in the first quarter of 2025, generally subject to the participant’s continued employment through the payment date (except in the case of certain qualifying terminations; qualifying terminations occurring in 2024 will result in a pro-rata payout). For illustrative purposes, the following table sets forth, for each of Revance’s executive officers, the total 2024 annual bonus which would be payable to such individual assuming a performance level of 100% of target.

Name of Officer	2024 Annual Bonus at Assumed 100% Target Performance Level ($)(1)
Mark J. Foley	555,676
Tobin C. Schilke	273,640
Dwight Moxie	244,562
David A. Hollander	247,955
Erica Jordan	237,692

(1)	The 2024 Annual Bonus is prorated for a base salary increase that was effective as of March 1, 2024.

Executive Severance Benefit Plan
The Revance executive officers are each participants in the Revance Executive Severance Benefit Plan (the “Executive Severance Plan”), which plan provides that if the applicable executive officer is terminated by Revance for any reason other than death, disability or “cause” (as defined in the Executive Severance Plan) or by the applicable executive officer for “good reason” (as defined in the Executive Severance Plan) (in each case, a “qualifying termination”) immediately prior to or within 12 months following a change of control, the applicable executive officer will be entitled to the following severance benefits:
•	A lump sum payment equal to the sum of the applicable executive officers’ monthly base salary and monthly annual target bonus, multiplied by 18 months (24 months for Mr. Foley);
•	Payment of an amount equal to the COBRA premiums for the applicable executive officer and his or her eligible dependents for a period of up to 18 months (24 months for Mr. Foley); and
•
Accelerated vesting of all outstanding and unvested stock options and other stock awards then held by the applicable executive officer; provided that awards that vest based on the achievement of performance goals are governed by the terms of the individual award agreement.

The severance benefits are conditioned on the applicable executive officer (i) executing and not revoking a general release of claims in favor of Revance, its affiliates and their parents, subsidiaries, successors, predecessors and other released parties as set forth in the Executive Severance Plan and (ii) continuing to comply with the material provisions of the executive officer’s proprietary information and inventions agreement with Revance and all obligations of confidentiality, non-solicitation, non-disparagement, no conflicts and non-competition set forth in any other agreement between the executive officer and Revance.
Estimated potential severance payments for Revance’s named executive officers are set forth below in “Item 8. Additional Information—Golden Parachute Compensation.”
The following table sets forth the estimated cash change in control severance payments and benefits payable pursuant to the Executive Severance Plan with respect to the executive officers of the Company other than our named executive officers (who are discussed in “Item 8. Additional Information—Golden Parachute Compensation”), assuming each such executive experiences a qualifying termination of employment immediately following the closing of the Transactions.

Name	Cash Severance ($)	Value of Benefit Continuation ($)
David A. Hollander	1,125,020	61,503
Erica Jordan	1,076,400	—(1)

(1)	Erica Jordan is not currently enrolled in Revance health plans.
Permitted Retention Pool
Revance may adopt a cash-based retention program prior to the consummation of the Merger where the aggregate amount payable under such program does not exceed $2,000,000. Retention payments under this program are permitted to be paid with respect to fifty percent (50%) of the recipient’s aggregate retention amount by Revance on the date that is six months following the Closing Date (as defined in the A&R Merger Agreement) and with respect to the remaining fifty percent of the recipient’s aggregate retention amount by Revance on the first anniversary of the Closing Date (each, a “Retention Vesting Date”) based on continued employment through the applicable Retention Vesting Date. Payment of the retention awards will be accelerated in the event that a recipient’s employment is terminated (x) by Revance without “cause” (as defined under the Company’s 2014 Equity Incentive Plan), or, (y) if the recipient is a participant in the Executive Severance Plan, by the recipient for “good reason” (as defined in the Executive Severance Plan), and the applicable retention amount will be paid within 70 days following the employee’s termination of employment, subject to the recipient’s execution of an effective general release of claims. As of the date hereof, it is not known whether any named executive officer or other executive officer of Revance will receive a permitted retention award, and no executive officer has yet been granted a retention award. Each retention award recipient under the retention program will be determined by the chief executive officer of Revance, and the amount of each retention award will be determined by the chief executive officer of Revance in consultation with Crown.

Future Employee Arrangements
It is possible that continuing Revance employees, including the executive officers, will enter into new compensation arrangements with Crown or its affiliates. Such arrangements may include agreements regarding future terms of employment, compensation or benefits. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Crown and/or its affiliates have been established.
Director and Officer Exculpation, Indemnification and Insurance
Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its officers and directors, provisions expanding the scope of indemnification beyond that specifically provided by current law.
Revance’s restated certificate of incorporation states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Revance’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Revance’s amended and restated certificate of incorporation also provides that Revance shall indemnify its directors and officers to the fullest extent permitted by law.
The A&R Merger Agreement provides for indemnification (including advancement of expenses and exculpation) in favor of Revance’s current and former directors and officers in respect of acts, omissions, facts circumstances or other matters existing or occurring at or prior to the Effective Time. Specifically, for a period of six (6) years from the Effective Time, Crown shall, and shall cause the Surviving Corporation to, indemnify, exculpate and hold harmless any present or former individual who is or was a director, officer, member, manager or employee of the Company Group or such person is or was serving, at the request or with the knowledge and consent of Revance and its Subsidiaries (the “Company Group”), as a director, officer, member, manager or fiduciary of any other person (the “Indemnified Persons”), from and against any costs, fees and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened Legal Proceeding (as defined in the A&R Merger Agreement) or other matter, whether civil, criminal, administrative or investigative, to the extent that such actual or threatened Legal Proceeding or other matter is based on, arising out of or relating to the fact that the Indemnified Person is or was serving as a director, officer, member, manager or fiduciary of Revance or any of its subsidiaries or is or was serving at the request of Revance or any of its subsidiaries as a director, officer, member, manager or fiduciary of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. In the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to the advancement of expenses incurred in defense thereof from Crown or any of its subsidiaries provided that the Indemnified Person to whom expenses are advanced provides an undertaking to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified pursuant to terms described in the preceding sentence.
The A&R Merger Agreement provides that, at or prior to the Effective Time, Revance shall purchase “tail” directors’ and officers’ insurance covering the Indemnified Persons and other persons who are currently covered by the Company Group’s directors’ and officers’ liability, employment practices liability and fiduciary liability insurance in effect on the date of the closing of the Merger (the “Closing”) with an extending reporting period ending on the sixth (6th) anniversary of the Effective Time in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time on terms and conditions, including limits and retentions, no less favorable to the insured persons than the current insurance, except that the aggregate premium for any such “tail” insurance may not exceed 300% of the aggregate annual premium most recently paid by Revance prior to December 7, 2024 (the “Maximum Amount”). If Revance is unable to obtain the coverage described in the preceding sentence, it must obtain the most advantageous coverage that is reasonably available within the Maximum Amount, with an extended reporting period ending on the sixth (6th) anniversary of the Effective Time in respect of acts, omissions, facts, circumstances and other matters existing or occurring at or prior to the Effective Time.
The rights to indemnification (including advancement of expenses and exculpation) described above are intended to be for the benefit of, and will be enforceable by, each Indemnified Person and the heirs, executors, successors, assigns and representatives thereof, each in their capacities as such, and are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Indemnified Person may have by contract or otherwise. Unless required by applicable law, the section of the

A&R Merger Agreement providing for the above-described rights to indemnification (including advancement of expenses and exculpation) may not be amended, altered or repealed after the Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.
Rule 14d-10(d) Matters
Prior to the Closing, the Compensation Committee of the Revance Board will (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each plan, program, agreement or arrangement between Revance or its subsidiaries and any of the current or former officers, directors or employees of Revance that are entered into after the date of the A&R Merger Agreement and prior to the Closing pursuant to which compensation is paid to such officer, director or employee to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to each such plan, program, agreement or arrangement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION
RECOMMENDATION OF THE REVANCE BOARD
At a meeting held on December 7, 2024, the Revance Board unanimously (i) determined that the A&R Merger Agreement, providing for the Offer and the Merger in accordance with Section 251(h) of the DGCL, upon the terms and subject to the conditions set forth in the A&R Merger Agreement, and the other Transactions contemplated by the A&R Merger Agreement are advisable and in the best interests of Revance and Revance’s stockholders; (ii) approved the execution and delivery of the A&R Merger Agreement by Revance, the performance by Revance of its covenants and other obligations under the A&R Merger Agreement, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth in the A&R Merger Agreement; (iii) resolved to recommend that Revance’s stockholders tender their Shares to Merger Sub pursuant to the Offer, upon the terms and subject to the conditions set forth in the A&R Merger Agreement; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to and followed the signing of the Original Merger Agreement and the A&R Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Revance Board, Revance management, Revance’s advisors, Crown, the other Buyer Parties, board of directors of any of the Buyer Parties (together, the “Crown Board”), the Buyer Parties’ management, the Buyer Parties’ advisors or any other person.
The Revance Board regularly evaluates Revance’s strategic direction and ongoing business plans with a view toward strengthening Revance’s business and enhancing stockholder value. As part of this evaluation, the Revance Board has, from time to time, considered a variety of strategic alternatives. These have included, among others, (1) the continuation of, and potential improvements to, Revance’s current business plans; (2) the investment in, and development of, new products and services, and expansion into new markets; (3) capital raising activities; and (4) potential expansion opportunities through acquisitions, partnerships or other commercial relationships. Members of Revance management in the course of their duties, regularly have discussions with third parties and during such conversations, such parties in certain instances express interest in considering strategic transactions with Revance, which Revance management shares with the Revance Board, as appropriate, and the Revance Board gives due consideration.
On April 4, 2023, Mr. Foley met with a representative of Party A, a strategic party, where they discussed the potential for a strategic transaction between Revance and Party A.
On April 23, 2023, Party A executed a non-disclosure agreement with Revance (the “Party A NDA”) for the purpose of considering a potential strategic transaction. The Party A NDA contained customary terms, and did not contain standstill or “don’t ask don’t waive” provisions. Between April 2023 and February 2024, Revance continued to have discussions with Party A regarding a potential strategic transaction, but no specific pricing terms were discussed.
On November 13, 2023, a representative from Crown and Hildred (the “Crown Parties”) contacted Mr. Foley, expressing their interest in a meeting to discuss potential collaboration opportunities.
On November 27, 2023, Mr. Foley participated in an initial discussion with a representative of Hildred following an industry conference in New York. During the meeting, the parties engaged in general discussions regarding Revance’s industry and business as well as Hildred’s portfolio company, Crown. Hildred expressed interest in considering a potential strategic transaction with, or investment in, Revance.
On January 29, 2024, Hildred, the majority shareholder of Crown, executed a non-disclosure agreement with Revance (the “Hildred NDA”) in connection with its consideration of a potential strategic transaction with, or investment in, Revance. The Hildred NDA contained customary terms, including a limited standstill providing that Hildred may not, among other things, solicit proxies to vote or seek to advise any person with respect to the voting of any of Revance’s securities, and also included “don’t ask don’t waive” provisions with respect to the limited standstill provisions, except Hildred would be permitted to make direct private solicitations directly to the Revance Board after making the same solicitation to Revance management.
On February 2, 2024, Party B, a strategic party, executed a non-disclosure agreement with Revance (the “Party B NDA”) in connection with Party B’s consideration of a potential strategic transaction with, or investment in, Revance. Prior to February 2024, Revance and Party B had general conversations related to the potential for the parties to consider a potential strategic transaction or other partnership opportunities, but no specific terms were discussed. The Party B NDA contained customary terms and did not contain standstill or “don’t ask don’t waive” provisions.
On February 7, 2024, the Revance Board held a meeting, also attended by members of Revance management and representatives of Centerview Partners LLC (“Centerview”), Revance’s financial advisor. From time to time, Centerview has attended meetings of the Revance Board, reviewed the strategic landscape in the biopharmaceutical industry and advised the Revance Board and management on potential strategic transactions. Due to the long-standing relationship with Centerview, its significant experience with respect to Revance’s business and its expertise in biopharmaceutical strategic transactions, Centerview was selected as Revance’s financial advisor. During the meeting, the Revance Board discussed potential strategic opportunities with Party A, Party B and Hildred and directed management to continue its discussions with and evaluation of a potential strategic transaction with, or investment by, those parties.
On February 8, 2024, Mr. Foley held a meeting with representatives of Hildred and during such meeting, representatives of Hildred again expressed interest in a potential strategic transaction with Revance, including an acquisition of the aesthetics segment of Revance or an acquisition of the whole company, and discussed generally how such a transaction might be structured.
On February 25, 2024, the Revance Board held a meeting, also attended by members of Revance management, representatives of Centerview and representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Revance’s outside legal counsel. During the meeting, Mr. Foley provided an update on Revance’s ongoing conversations with the Crown Parties, Party A and Party B. Following a presentation by Centerview on the various alternative strategic options and structures with the Crown Parties, Party A and Party B, the Revance Board discussed the merits and key considerations for each strategic option. Representatives from Skadden reviewed with the Revance Board its fiduciary duties with respect to its consideration of any potential strategic transaction with the Crown Parties, Party A or Party B. During the meeting, Mr. Schilke presented potential financing alternatives for Revance, including a public offering. During the meeting, members of Revance management noted to the Revance Board that as part of the diligence process, a preliminary projected profit and loss statement was prepared by Revance management for the fiscal years 2024 through 2026 (the “February Projections”), which was reviewed by the Revance Board in December 2023 and January 2024. The Revance Board authorized Revance management to share the February Projections with Hildred and Crown.
On February 27, 2024, Mr. Schilke met with a representative of Party B regarding Party B’s intention to begin conducting legal and financial due diligence with respect to a potential strategic transaction with or investment in Revance and on February 28, 2024, Mr. Schilke received an initial list of due diligence requests from Party B.
On March 2, 2024, Mr. Foley met with a representative of Party A, during which the parties continued to discuss a potential strategic transaction.
On March 4, 2024, Revance announced the pricing of an underwritten public offering of 16,000,000 Shares at a public offering price of $6.25 per share (except with respect to 30,000 Shares purchased by Mr. Foley at $6.98 per share).
On March 7, 2024, Revance shared the February Projections with Party B.
On March 11, 2024, Revance delivered a management presentation to representatives of Party B.
Also on March 11, 2024, a representative of Party C, a strategic party, contacted Mr. Foley, expressing its interest in a potential strategic transaction with Revance.
Between March 11, 2024 and March 14, 2024, representatives from Party B met with Revance in Nashville, TN and Newark, CA to conduct due diligence on a potential strategic transaction with, or investment in Revance.
In late March, representatives of Crown indicated that they had engaged a financial advisor and had begun their diligence process in connection with a potential strategic transaction with Revance. Representatives of Crown indicated that an indication of interest would be forthcoming.
On March 30, 2024, Mr. Foley met with a representative of Party D, a large shareholder of Party E, a strategic party, to evaluate Party E’s interest in a potential strategic transaction.
On April 2, 2024, Mr. Foley met with a representative of Party C, during which Party C reaffirmed its interest in considering a potential strategic transaction with Revance.

On April 2, 2024, Mr. Foley met with a representative of Party F, a strategic party, during which the parties discussed a potential strategic transaction.
On April 3, 2024, Revance received a non-binding proposal from Crown indicating Crown’s interest in pursuing an acquisition of Revance for $9.25 per share in cash, which indicated that Crown’s proposed offer price would be subject to completion of customary due diligence (the “April Proposal”). The April Proposal represented a 105% premium to the closing stock price of Revance’s Shares on April 2, 2024, the last trading day prior to the April Proposal. The April Proposal was based on certain assumptions made by Crown, including its review of publicly available information, information provided to date, and preliminary discussions with Revance.
On April 4, 2024, Mr. Foley met with representatives of Parties D and E during which Parties D and E expressed their continued interest in considering a potential strategic transaction between themselves and Revance, but would require time to engage in due diligence.
On April 7, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on Revance’s performance, including Revance’s revenue performance and the anticipated launch of DAXXIFY® for the treatment of cervical dystonia in early May. Mr. Foley noted that the revenue and earnings results for the first quarter of 2024 were below Wall Street consensus estimates due to an increasingly competitive neurotoxin landscape as well as softening global filler market dynamics. Representatives of Centerview presented an overview of the April Proposal from a financial perspective and representatives of Revance management provided an update on the status and discussions with Crown, Party A, Party B, Party C, Parties D and E and Party F, in each case, with respect to their respective consideration of a potential strategic transaction with Revance. The Revance Board discussed the April Proposal, considered options for responding to the April Proposal, and considered potential outreach to additional parties regarding a potential strategic transaction which the Revance Board believed were the most likely to be interested in a potential strategic transaction with Revance and financially able to provide an attractive valuation. The Revance Board instructed Revance management to collaborate with Revance’s advisors to prepare additional financial analysis of the April Proposal, and authorized Revance management and Centerview to seek interest from additional third parties in a potential strategic transaction with Revance.
On April 8, 2024, Mr. Foley met with a representative of Party F, during which time Mr. Foley indicated that based on discussions with Revance’s advisors and the Revance Board, a potential strategic transaction between the two parties would be challenging due to the competing nature of their product lines.
On April 11, 2024, representatives from Party G, a strategic party, met with Revance in Nashville, Tennessee to discuss different business items including Party G’s potential interest in a strategic transaction.
On April 12, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Centerview delivered to Revance its relationship disclosure letter with respect to Centerview’s prior relationship with Revance, Hildred and Crown. The Revance Board concluded that such relationships would not interfere with Centerview’s ability to provide financial advisory services to Revance. During the meeting, representatives of Centerview presented Centerview’s preliminary financial analysis of the April Proposal, which analysis was based on a preliminary long-range financial forecast of Revance’s projected operating results through 2040. The Revance Board authorized Centerview to inform Crown’s financial advisor, PJT Partners LP (“PJT”), that Revance would grant Crown access to further diligence materials. After representatives of Centerview presented a list of potential third parties to the Revance Board, the Revance Board also authorized Centerview and Revance management to continue to seek interest from such third parties in a potential strategic transaction with Revance.
On April 16, 2024, at the Revance Board’s instruction, a representative of Centerview contacted a representative of Party H, a strategic party, on behalf of Revance to evaluate Party H’s interest in a potential strategic transaction with Revance. The representative of Party H indicated it was not likely interested in an acquisition of Revance directly, but that it may have interest in investing in a potential strategic transaction involving Revance.
On April 18, 2024, a representative of Party C contacted Mr. Foley and Mr. Schilke indicating that they were no longer interested in pursuing a potential strategic transaction with Revance.

On April 19, 2024, at the Revance Board’s instruction, a representative of Centerview contacted a representative of Party I, a strategic party, to evaluate Party I’s interest in a potential strategic transaction. The representative of Party I indicated it was unlikely Party I would be interested in considering a potential strategic transaction with Revance.
On April 25, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Representatives of Revance management and Centerview provided a summary of the current status of discussions with Crown, Party H and Party I, in each case, regarding a potential strategic transaction with Revance. After further consideration the Revance Board authorized Revance management and Centerview to continue discussions with Party H and seek interest from additional strategic and financial sponsor counterparties, including Party J and Party K. Mr. Foley provided an update on Revance’s discussions with Party B, Party D and Party E and noted that those conversations were progressing slowly and that there were no material updates.
Later on April 25, 2024, a representative of Party I informed a representative of Centerview that Party I was not interested in pursuing a strategic transaction with Revance.
On April 26, 2024, at the Revance Board’s instruction, a representative of Centerview met with a representative of Party J to evaluate Party J’s interest in a potential strategic transaction with Revance. The representative of Party J agreed to execute a non-disclosure agreement with Revance and schedule a management presentation.
On April 29, 2024, at the Revance Board’s instruction, a representative of Centerview met with a representative of Party K to evaluate Party K’s interest in a potential strategic transaction. The representative of Party K agreed to subsequent discussions to learn more about Revance.
On April 29, 2024, Mr. Foley met with a representative of Party D to further discuss Parties D and E’s interest in a potential strategic transaction. The representative of Parties D and E indicated potential interest in an investment in Revance, but was not prepared to engage in acquisition discussions at the time.
On May 1, 2024, a representative of Centerview met with a representative of Party K. The representative of Party K agreed to execute a non-disclosure agreement with Revance and schedule a management presentation.
On May 2, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview. Representatives of Revance management and Centerview provided the Revance Board with an update on the status of Crown’s due diligence review and an update on the status of engagement with Party B, Parties D and E, Party H, Party I, Party J and Party K.
On May 2, 2024, Party J executed a non-disclosure agreement with Revance (the “Party J NDA”). The Party J NDA contained customary terms and did not contain standstill or “don’t ask don’t waive” provisions.
On May 3, 2024, Party K executed a non-disclosure agreement with Revance (the “Party K NDA”). The Party K NDA contained customary terms and did not contain standstill or “don’t ask don’t waive” provisions.
On May 6, 2024, Party D executed a non-disclosure agreement with Revance (the “Party D NDA”) in connection with Parties D and E’s consideration of a potential strategic transaction with or investment in Revance. The Party D NDA contained customary terms and did not contain standstill or “don’t ask don’t waive” provisions.
On May 7, 2024, Party B indicated to Revance management that they were still interested in a potential strategic transaction or investment opportunity and were working on engaging a financial advisor.
On May 9, 2024, after market close, Revance released its earnings for the first quarter of 2024. The closing stock price of Revance’s Shares on May 10, 2024 was $3.32, down 23% to the closing stock price on May 9, 2024.
On May 10, 2024, Revance held a management presentation with representatives of Party K.
On May 13, 2024, Revance held a management presentation with representatives of Party J.
On May 13, 2024, Revance received a non-binding term sheet, which did not include a specified valuation or investment amount, from Party E, indicating Party E’s interest in a potential partnership with Revance that included an equity investment in Revance.
On May 16, 2024, Mr. Foley communicated to the Revance Board that Party B was still in the process of selecting a financial advisor.

On May 21, 2024, a representative of Centerview met with a representative of Party K. The representative of Party K indicated it was not interested in an acquisition of Revance directly, but that it may have interest in investing in a potential strategic transaction involving Revance and a global beauty health or pharmaceutical strategic acquiror.
On May 24, 2024, Mr. Foley communicated to the Revance Board that Party B had not yet engaged a financial advisor.
In May 2024, Crown continued to conduct its due diligence review and held several diligence calls with representatives of Revance.
On May 31, 2024, Mr. Foley met with representatives of Crown, and during such meeting, representatives of Crown indicated that they planned to submit a revised proposal to acquire Revance for $6.25 per share.
On June 3, 2024, Revance received a revised non-binding offer letter from Crown, indicating Crown’s continued interest in acquiring Revance, for a proposed offer price of $6.25 per share in cash (the “June 3 Proposal”) on a fully diluted basis, subject to completion of due diligence, noting that Crown had substantially completed diligence on topics related to value. The June 3 Proposal represented a 120% premium to Revance’s closing stock price of Revance’s Shares on May 31, 2024, the last trading day prior to the June 3 Proposal. The June 3 Proposal did not contain any indication of retaining Revance management post-closing of the Transaction.
On June 3, 2024, Mr. Foley met with a representative of Crown to further discuss the June 3 Proposal. The representative of Crown noted that the updated offer reflected the results of Crown’s due diligence conducted to date and that such diligence had resulted in reductions in the assumed operating performance of the business, reductions in assumed commercial cost synergies and increases in certain risks related to the business and its two primary products.
On June 4, 2024, Mr. Foley met with a representative of Party L, a strategic party, to discuss a potential collaboration. The representative of Party L indicated potential interest in a broader strategic relationship with Revance.
On June 7, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Representatives of Revance management provided an update on Revance’s recent financial performance, including the revenue performance for the second quarter to date. Representatives of Centerview then presented an overview of the June 3 Proposal and reviewed Centerview’s preliminary financial analysis of the June 3 Proposal. Representatives of Revance management and Centerview provided an update on the strategic discussions with Crown, and the Revance Board discussed potential response options to the June 3 Proposal. Following discussion, the Revance Board authorized Revance management and Centerview to indicate to Crown and PJT that the June 3 Proposal was insufficient and to continue discussions with additional third parties regarding a potential strategic transaction with Revance. Revance management also provided an update on their discussions with Party A and Party B and indicated that progress towards a potential strategic transaction had progressively slowed.
Later on June 7, 2024, Mr. Foley informed a representative of Hildred of the Revance Board’s view that the June 3 Proposal was insufficient.
Also on June 7, 2024, Mr. Foley met with a representative of Party G to evaluate Party G’s interest in a potential strategic transaction.
On June 12, 2024, Mr. Foley met with a representative from Party B who indicated that they were continuing due diligence to evaluate a potential strategic transaction with or investment in Revance.
On June 12, 2024, Mr. Foley met with a representative of Party G to continue discussions regarding a potential collaboration, acquisition or other business transaction with Revance.
On June 13, 2024, Revance executed a formal engagement letter with Centerview with respect to Centerview’s engagement as financial advisor to Revance in connection with its evaluation of a potential sale of Revance.
On June 13, 2024, Revance held a management presentation with representatives of Party L and provided Party L and its advisors access to an online data room.
On June 18, 2024, a representative of Centerview contacted a representative of Party H to discuss Party H’s evaluation of its interest in a potential strategic transaction with Revance. The representative of Party H indicated it was not interested in an acquisition of Revance or an investment in a potential strategic transaction involving Revance.

On June 18, 2024, the Finance Committee of the Revance Board held a meeting, attended by Mr. Schilke. Mr. Schilke led a discussion on financing alternatives for Revance as an independent company.
On June 19, 2024, a representative of Centerview contacted a representative of Party K to receive an update on their strategic interest. Party K did not subsequently engage in further discussions.
On June 19, 2024, Mr. Foley met with a representative of Crown. The representative of Crown indicated that a revised proposal would be forthcoming in the near-term.
On June 19, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview. Mr. Schilke presented to the Revance Board discussions and conclusions from the Finance Committee of the Revance Board regarding financing alternatives for Revance. Mr. Foley and representatives of Centerview updated the Revance Board on discussions with Crown and other strategic transaction opportunities previously discussed with the Revance Board.
On June 20, 2024, Party L executed a non-disclosure agreement with Revance (the “Party L NDA”). The Party L NDA contained customary terms and did not contain standstill or “don’t ask don’t waive” provisions.
On June 20, 2024, Mr. Foley met with a representative of Party G to further evaluate Party G’s interest in a potential strategic transaction. The representative of Party G indicated preliminary potential strategic interest, but noted that Party G would require additional time to evaluate the opportunity.
On June 20, 2024, Mr. Foley met with a representative of Party B. During the discussions, the representative of Party B indicated that they were not in a position to pursue a potential acquisition of Revance at this time but that it remained interested in other potential collaboration opportunities.
On June 20, 2024, Mr. Foley met with a representative of Party E to discuss the draft term sheet. During the discussion, the representative of Party E indicated that Party E was not prepared to pursue a broader, potential strategic transaction with Revance but that they were still considering the draft term sheet for a potential collaboration.
On June 21, 2024, Mr. Foley received an oral offer from a representative of Crown indicating Crown’s interest in acquiring Revance for $6.50 per share in cash. The representative of Crown noted that this offer would be their “final” offer.
On June 21, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update to the Revance Board on the status of the ongoing discussions with Crown, noting the anticipated receipt of a revised proposal from Crown for $6.50 per share in cash based on discussions with representatives of Crown. Mr. Foley updated the Revance Board regarding ongoing discussions regarding other potential alternative strategic transactions, including discussions with Party B, Party E, Party G, and Party L. Mr. Foley noted that Party G was interested in a potential investment in Revance but it would take them a significant amount of time before being able to present an offer and that a potential strategic acquisition transaction with Party B was unlikely at that point but that discussions with Party B with respect to different collaboration opportunities were ongoing. Mr. Foley also noted that he spoke with representatives of Party E who indicated an interest in a potential equity investment in Revance but that any such investment would be short-term focused. No specifics on valuation or investment amount were discussed.
Later on June 21, 2024, Revance received a final non-binding offer letter from Crown indicating Crown’s interest in acquiring Revance for $6.50 per share in cash, representing a fully diluted equity value of $719 million based on Crown’s modeling of Revance’s capitalization (the “June 21 Proposal”), subject to completion of confirmatory due diligence. The $6.50 per share pricing in the June 21 Proposal represented a 126% premium to the closing stock price of Revance’s Shares on June 20, 2024, the last trading day prior to the June 21 Proposal. The June 21 Proposal also indicated that Crown would be obtaining debt financing in connection with the potential strategic transaction. The June 21 Proposal did not contain any indication of retaining Revance management post-closing of the transaction.
On June 24, 2024, at the Revance Board’s instruction, a representative of Centerview met with a representative of Party M, a strategic party, to evaluate Party M’s interest in a potential strategic transaction. The representative of Party M indicated that Party M was not interested in a potential strategic transaction with Revance.

On June 24, 2024, at the Revance Board’s instruction, a representative of Centerview met with a representative of Party N, a strategic party, to evaluate Party N’s interest in a potential strategic transaction. The representative of Party N indicated that Party N was not interested in a potential strategic transaction with Revance.
On June 25, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update to the Revance Board regarding the updated June 21 Proposal from Crown. Mr. Schilke discussed the current financial position of Revance, including, recent sales metrics and financing options available to Revance. Mr. Foley and representatives from Centerview updated the Revance Board on other potential alternative strategic transactions, including that other than Party G and Party L, no third parties who had been contacted had expressed interest in a strategic transaction with Revance. Mr. Foley and representatives of Centerview noted that while Party G and Party L had begun conducting diligence, these parties were significantly behind on their review of Revance in comparison to Crown. It was also noted that consistent with the June 21, 2024 Revance Board meeting, a potential strategic acquisition transaction with Party B was unlikely at that point, and Party E was interested in only a potential equity investment in Revance and not a potential strategic acquisition. The Revance Board discussed potential responses to Crown’s June 21 Proposal, taking into consideration that Crown’s June 21 Proposal indicated that it was Crown’s “final” offer, including whether the response to Crown should include a contingent value right and the merits and risks of proposing a contingent value right. Representatives from Skadden reviewed with the Revance Board its fiduciary duties with respect to its consideration of the offer from Crown. Following discussion, the Revance Board authorized Revance management and Centerview to indicate to Crown and PJT that Revance was willing to proceed with the acquisition at the proposed fully diluted equity value, but that the transaction would include a contingent value right tied to revenue and the offer price per share would need to be updated to reflect Revance’s latest available internal capitalization information and the Revance Board directed Revance management and Centerview to seek the inclusion in the transaction of a contingent value right tied to Revance’s revenue. The Revance Board also authorized Revance management and Centerview to continue to seek discussions with additional third parties regarding a potential strategic transaction with Revance.
Later on June 25, 2024, Mr. Foley met with a representative of Crown. Mr. Foley indicated that Revance was willing to proceed with the acquisition, but that the offer price per share would need to be updated to reflect Revance’s latest available internal capitalization information and requested that the transaction include a contingent value right tied to Revance’s revenue.
Also on June 25, 2024, Party G and its subsidiary, Party O, respectively executed non-disclosure agreements with Revance (the “Party G and Party O NDAs”) in connection with Party G’s consideration of a potential merger between Party O and Revance. The Party G and Party O NDAs contained customary terms and did not contain standstill or “don’t ask don’t waive” provisions.
On June 26, 2024, a representative of Centerview met with a representative of PJT to indicate Revance was willing to proceed with the acquisition, but that the offer price per share would need to be updated to reflect Revance’s latest available internal capitalization information and requested that the transaction include a contingent value right tied to Revance’s revenue. The representative of PJT indicated that Crown would be updating its final offer price per share based on updated capitalization information to be provided by Revance, but that Crown rejected the inclusion of a contingent value right.
On June 28, 2024, a representative of Centerview contacted a representative of Party J to discuss Party J’s evaluation of its interest in a potential strategic transaction with Revance. The representative of Party J indicated it was not interested in a potential strategic transaction with Revance.
On June 29, 2024, Revance provided Hildred, Crown and their advisors access to an expanded online data room.
On June 30, 2024, Revance provided Party G and Party O, and their advisors access to an online data room.
On June 30, 2024, a representative of Party E indicated that Party E was not interested in a strategic transaction with Revance.
Between June 30, 2024 and August 11, 2024, Party G and Party O had regularly scheduled meetings with Revance to discuss and evaluate a potential strategic transaction or collaboration.
On July 4, 2024, Skadden sent the initial draft of the Original Merger Agreement to Kirkland & Ellis LLP, counsel to Crown (“Kirkland”).

On July 10, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Schilke discussed Revance’s performance for the second quarter of 2024 and noted that the revenue and earnings results for the quarter were below Wall Street consensus estimates due to ongoing commercial headwinds. Representatives from Skadden and Centerview updated the Revance Board on ongoing negotiations regarding the Transactions and ongoing negotiations with Crown on the draft Original Merger Agreement. Mr. Foley provided an update on other potential alternative strategic transactions, including that Party G and Party L were still conducting diligence, but noted that diligence activity had slowed and these parties remained significantly behind on their review of Revance as compared to Crown. Mr. Foley also provided an update that discussions with Party B continued to move slowly despite an extensive period of diligence and interaction.
On July 17, 2024, Kirkland provided to Skadden a markup of the draft Original Merger Agreement, following which discussions and negotiations among representatives of Kirkland and Skadden continued until the signing of the Original Merger Agreement on August 11, 2024. The parties exchanged revised drafts of the Original Merger Agreement during this time and negotiated several key points, including the Revance Board’s ability to change its recommendation and terminate the Original Merger Agreement to accept a Superior Offer (as defined in the Original Merger Agreement), the termination fees payable by Revance and Crown, the debt financing covenants and the treatment of Revance equity awards for non-executive officer employees.
From late July through early August, Revance and Party B had conversations regarding a potential investment by Party B in Revance in conjunction with a potential collaboration.
On July 21, 2024, Skadden provided to Kirkland a revised markup of the Original Merger Agreement.
On July 22, 2024, Mr. Foley met with representatives from Party B to continue discussions regarding a potential collaboration for a minority investment. No specifics on valuation or investment amount were discussed.
On July 23, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Representatives from Skadden gave the Revance Board an overview of the key terms and provisions of the draft Original Merger Agreement. Mr. Foley and representatives from Centerview provided an update on the debt financing in connection with the potential transaction with Crown and considerations relevant to the draft debt financing covenants of the draft Original Merger Agreement.
Also on July 23, 2024, Skadden provided to Kirkland the initial draft of the Company Disclosure Letter (the “Company Disclosure Letter”).
On July 25, 2024, Kirkland provided to Skadden a revised markup of the Original Merger Agreement.
On July 26, 2024, Kirkland provided to Skadden a markup of the Company Disclosure Letter, following which discussions and negotiations among representatives of Kirkland and Skadden continued until the signing of the Original Merger Agreement on August 11, 2024. The parties exchanged revised drafts of the Company Disclosure Letter during this time.
On July 26, 2024, Mr. Foley reached out to representatives of Party G for an update on a potential transaction with Revance. Representatives of Party G responded that they were still conducting diligence and evaluating their interest in a potential strategic transaction, but were not in a position to provide Revance with a firm proposal.
On July 29, 2024, Kirkland provided to Skadden the initial drafts of the Equity Commitment Letter and Limited Guarantee.
Between July 29, 2024 and August 11, 2024, representatives of Skadden and Kirkland resolved the material open terms in the Equity Commitment Letter and Limited Guarantee.
On August 4, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on the progress with respect to the draft Original Merger Agreement. Mr. Foley also updated the Revance Board on timing and open items remaining with respect to the negotiation of the Original Merger Agreement, including the termination fees, the debt financing covenants and the treatment of Revance equity awards for non-executive officer employees.
On August 5, 2024, Skadden sent a revised draft of the Original Merger Agreement to Kirkland.

Between August 5 and August 11, 2024, representatives of Skadden and Kirkland resolved the material open terms in the draft Original Merger Agreement, including the termination fees, the debt financing covenants and the treatment of Revance equity awards for non-executive officer employees.
On August 6, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on the progress with respect to the open terms in the draft Original Merger Agreement. The Revance Board discussed Revance’s communication plans related to the draft Original Merger Agreement. Revance management advised the Revance Board that the preliminary long-range financial forecast of Revance’s operating results through 2040 initially presented to the Revance Board on April 12, 2024 and utilized by Centerview for its preliminary financial analysis would be revised in a positive direction to reflect updated assumptions related to revenue, costs and operating expense estimates of Revance resulting in net higher projected cash flows.
Also on August 6, 2024, Skadden received drafts of the Debt Commitment Letter (the “Debt Commitment Letter”) and Fee Letter (the “Fee Letter”) from Kirkland, following which, discussions and negotiations among representatives of Kirkland and Skadden continued until the signing of the Original Merger Agreement on August 11, 2024. The parties exchanged revised drafts of the Debt Commitment Letter and Fee Letter during this time and negotiated the commitment period for the debt and the Outside Date (as defined in the Original Merger Agreement) and the contemplated debt financing.
On August 7, Skadden received a draft of the Sixth Amendment to the ABL Credit Agreement (the “Credit Agreement Amendment”) from Kirkland.
Between August 7, 2024 and August 11, 2024, representatives of Skadden and Kirkland resolved the material open terms in the Credit Agreement Amendment.
On August 8, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on the progress with respect to the potential strategic transaction with Crown. Mr. Foley also updated the Revance Board on timing and open items remaining with respect to the negotiation of the Original Merger Agreement, including the debt financing covenants and the treatment of Revance equity awards for non-executive officer employees.
Also on August 8, 2024, Revance filed a Form 10-Q with the SEC.
On August 10, 2024, Skadden sent a revised draft of the Original Merger Agreement to Kirkland.
On August 10, 2024, a representative of Centerview met with a representative of PJT to discuss the offer price per share based on Revance’s latest available internal capitalization information. The representative of PJT confirmed that based on the fully diluted equity value offer of $719 million, the final price per share based on updated capitalization information is $6.66 per share (the “Original Offer Price”).
On August 11, 2024, the Revance Board held a meeting, also attended by members of Revance management and representatives of Centerview and Skadden. Mr. Foley provided an update on the progress with respect to the potential strategic transaction. The Revance Board discussed the potential termination fees and the overall value of the deal, including the equity and debt commitment that Crown has provided to finance the deal. Representatives from Skadden discussed that all documents in connection with the Original Merger Agreement are in final form other than one outstanding item that would be resolved in the coming hours. A representative of Centerview reviewed an updated relationship disclosure with the Revance Board. Representatives of Revance management presented an overview of certain non-public, unaudited and risk-adjusted prospective financial information for fiscal years 2024 through 2040, which were the same as the projections presented to the Revance Board at the April 12, 2024 Revance Board meeting, other than the updates noted to the Revance Board at the August 6, 2024 Revance Board meeting (the “August Projections”), and is further described as the August Projections in the section entitled “—Certain Unaudited Prospective Financial Information of Revance,” and the Revance Board formally approved the use by Centerview of the August Projections for purposes of its financial analysis of the Merger. Representatives from Skadden provided an overview of the Revance Board’s fiduciary duty responsibilities. Representatives from Skadden also presented a summary of the Original Merger Agreement. Representatives from Centerview then reviewed with the Revance Board its financial analysis of the Merger Consideration, and rendered to the Revance Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 11, 2024 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders. After further deliberation and discussion, taking into consideration the risks associated with these future developments, the Revance Board unanimously (i) determined that the Original Merger Agreement, providing for the Offer and the Merger in accordance with Section 251(h) of the DGCL upon the terms and subject to the conditions set forth in the Original Merger Agreement, and the Transactions contemplated by the Original Merger Agreement are advisable and in the best interests of Revance and Revance’s stockholders; (ii) approved the execution and delivery of the Original Merger Agreement by Revance, the performance by Revance of its covenants and other obligations thereunder, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth therein; (iii) resolved to recommend that Revance’s stockholders tender their Shares to Merger Sub pursuant to the Offer, upon the terms and subject to the conditions set forth therein; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.
After the Revance Board meeting, on August 11, 2024, Revance, Merger Sub and Crown executed the Original Merger Agreement and announced the Transactions prior to the opening of trading on Nasdaq on August 12, 2024.
On August 16, 2024, Revance received a notice from Teoxane SA (“Teoxane”) claiming alleged breaches (the “Teoxane Notice”), concerning, among other things, purported material breaches of provisions governing the maximum level of buffer stock and requirements surrounding the promotion and sale of Teoxane products, under the Company’s exclusive distribution agreement with Teoxane, dated January 10, 2020, as amended (the “Distribution Agreement”). Revance disputed the Teoxane Notice, including that Revance did not believe that it was in breach of the asserted allegations or that the alleged breaches constituted a material breach under the terms of the Distribution Agreement.
Between August 20, 2024 and October 24, 2024, Revance and certain of its advisors, communicated with Teoxane regarding the Teoxane Notice and negotiated modified terms to the Distribution Agreement. During this period, Revance and Crown communicated regularly and Revance received Crown’s input with respect to the ongoing discussions with Teoxane, and Revance considered such input in its negotiations with Teoxane. These modifications were negotiated both to resolve the dispute as well as to resolve the parties ongoing negotiations regarding the minimum purchase commitment for 2025 through 2029, which was required pursuant to the Distribution Agreement.
In light of the ongoing communications with Teoxane and related factors, on August 27, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer.
On August 28, 2024, Revance filed a Form 8-K with the SEC (the “August 28 8-K”). The August 28 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to September 13, 2024 or such other date as may have been agreed to between Revance and Crown.
Between August 28, 2024 and September 19, 2024, Revance had multiple communications and discussions with Teoxane regarding the Teoxane Notice, including in-person meetings with Teoxane in Geneva, Switzerland. The in-person meetings included a tri-party meeting with Crown, Revance and Teoxane.
On September 6, 2024, September 11, 2024, September 18, 2024, September 22, 2024, September 26, 2024, October 2, 2024, October 3, 2024, October 10, 2024, October 13, 2024 and October 17, 2024, the Revance Board held meetings, also attended by members of Revance management, and representatives of Centerview and Skadden, to discuss, among other things, (i) progress with respect to the negotiations with Teoxane and (ii) the potential impact of the Teoxane Notice and the negotiation of revised terms to the Distribution Agreement on Revance, the commencement of the Offer and the Original Merger Agreement.
On September 19, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer.
On September 23, 2024, Revance filed a Form 8-K with the SEC (the “September 23 8-K”). The September 23 8-K reflected that Revance had received the Teoxane Notice and disclosed that in light of ongoing discussions with Teoxane regarding the Teoxane Notice, Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to October 4, 2024 or such other date as may have been agreed to between Revance and Crown.
On October 3, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer.

On October 4, 2024, Revance filed a Form 8-K with the SEC (the “October 4 8-K”). The October 4 8-K reflected that in light of ongoing discussions with Teoxane regarding the Teoxane Notice, Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to October 18, 2024 or such other date as may have been agreed to between Revance and Crown.
On October 17, 2024, Crown conveyed its view to Revance that Crown’s ability to move forward with the Merger was dependent on successful resolution of the outstanding claims by Teoxane as well as Crown’s approval of any material amendments to the Distribution Agreement, which was required pursuant to the terms of the Original Merger Agreement (such approval not to be unreasonably withheld, conditioned or delayed).
On October 18, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer. Revance filed a Form 8-K with the SEC (the “October 18 8-K”). The October 18 8-K reflected that in light of ongoing discussions with Teoxane regarding the Teoxane Notice, Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to October 25, 2024 or such other date as may have been agreed to between Revance and Crown.
On October 23, 2024, Teoxane stated to Revance that Teoxane would exercise its alleged right to terminate the Distribution Agreement, if the parties were unable to agree to an amendment to the Distribution Agreement by October 25, 2024.
Also on October 23, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on progress with respect to negotiations with Teoxane and the most recent draft of the amended Distribution Agreement, among other topics. Mr. Foley reviewed the terms of the Sixth Amendment to the Distribution Agreement (the “Sixth Amendment”) and the Exclusive Distribution Agreement for DAXXIFY® in Australia and New Zealand (the “ANZ Distribution Agreement”). Mr. Foley also discussed the potential benefits and risks associated with entering into and not entering into the Sixth Amendment and ANZ Distribution Agreement, including among other things, (i) the potential outlook for Revance’s business generally in light of market conditions, (ii) the implications of receiving a termination notice from Teoxane given Teoxane’s statement to Revance on October 23, 2024, including a potential legal or arbitration dispute with Teoxane and the potential impact of Teoxane potentially refusing to supply its products to Revance in accordance with the Distribution Agreement, (iii) the implications under the Note Purchase Agreement, dated March 18, 2022 with Athyrium Buffalo LP (the “Note Purchase Agreement”) and a potential cross-default under the 2027 Notes, pursuant to the Indenture, dated February 14, 2020 with U.S. Bank National Association (the “2027 Notes”), (iv) considerations for Revance operations prior to and following completion of the Merger assuming Teoxane in fact sought termination of the Distribution Agreement, (v) financial and operational considerations for Revance operating as a standalone company and (vi) potential modifications to the terms of the Original Merger Agreement, including the Original Offer Price. The Revance Board unanimously agreed that the best interests of Revance’s stockholders would be served by entering into the Sixth Amendment and the ANZ Distribution Agreement.
Prior to entering into the Sixth Amendment and the ANZ Distribution Agreement, on October 24, 2024, Revance communicated the terms of both agreements to Crown and sought their approval pursuant to the terms of the Original Merger Agreement. Crown withheld such approval, including because it was Crown’s view that, with respect to the Sixth Amendment, the Sixth Amendment (i) increased the minimum payments due to Teoxane, beyond projected sales levels for the Teoxane products, (ii) created risk that the Distribution Agreement could be terminated by Teoxane prior to completion of the remaining license term, (iii) provided operating terms more burdensome than the prior arrangement under the Distribution Agreement and (iv) with respect to the ANZ Distribution Agreement, such agreement provided Teoxane with rights for the Australian market on terms that were highly unfavorable to Revance.
On October 24, 2024, Revance and Teoxane entered into the Sixth Amendment. The Sixth Amendment, among other things, (i) established minimum purchase commitments through 2029, (ii) updated and clarified certain branding guidelines, (iii) established a marketing task force to review promotional materials, (iv) established a medical education task force to promote the exchange of best practices, (v) deemed the breach of certain provisions under the Distribution Agreement material breaches for purposes of early termination, including the failure to adhere to branding guidelines and timely delivery of certain reports and (vi) amended Revance’s minimum and maximum buffer stock requirements to align with Revance’s new purchase commitments. Concurrent with the Sixth Amendment, Revance and Teoxane entered into the ANZ Distribution Agreement, pursuant to which Teoxane will act as the Company Parties’ exclusive distributor and licensee in Australia and New Zealand of certain products containing DaxibotulinumtoxinA-lanm, including DAXXIFY®, for the treatment of (i) temporary improvements in appearance of glabellar lines and other indications related to altering cosmetic appearance and (ii) cervical dystonia. The ANZ Distribution Agreement would continue in full force and effect until December 31, 2040.
Also on October 24, 2024, Revance and Teoxane entered into a Settlement and Release Agreement (the “Settlement Agreement” and together with the Sixth Amendment and the ANZ Distribution Agreement, the “Teoxane Agreements”), pursuant to which Teoxane (i) waived any right to terminate the Distribution Agreement with respect to any breaches that may have occurred, existed or arose on or prior to the date of the Settlement Agreement and (ii) expressly acknowledged that there are no items currently in dispute between Teoxane and the Company.
On October 25, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions in light of Revance’s entry into the Teoxane Agreements, which could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price.
On October 28, 2024, Revance filed a Form 8-K with the SEC (the “October 28 8-K”). The October 28 8-K reflected the Teoxane Agreements. The October 28 8-K also reflected that in light of ongoing discussions with Crown regarding the Teoxane Agreements, Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to November 1, 2024 or such other date as may have been agreed to between Revance and Crown.
On October 30, 2024, representatives of Revance spoke with representatives of Crown, who indicated that Crown was unwilling to commence the Offer set forth in the Original Merger Agreement and that Crown would provide to Revance a non-binding term sheet reflecting proposed amended transaction key terms which Crown indicated would reflect Crown’s view of the then current value of Revance based on Crown’s view of Revance’s recent performance, market conditions and the impact of Revance entering into the Sixth Amendment and ANZ Distribution Agreement, including Crown’s belief that the period for which the Distribution Agreement would remain in place was uncertain.
Also on October 30, 2024, Revance received a non-binding term sheet from Crown which included amended transaction key terms (the “October 30 Proposal”), including, among other things, (i) a payment to stockholders at Closing of $2.25 per share in cash (the “$2.25 Share Amount”), (ii) $0.50 per share in cash to be held back to cover all costs and expenses in connection with all stockholder litigation related to the A&R Merger Agreement and transactions contemplated thereby (the “Litigation Holdback”), (iii) a contingent value right payment tied to certain performance metrics related to the Distribution Agreement for an aggregate value up to $3.25 per share (the “3.25 CVR”) and (iv) a limited release of claims related to the A&R Merger Agreement.
Later on October 30, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversation with a representative of Crown, including, among other topics, the October 30 Proposal and Crown’s two-week extension request. The Revance Board considered the October 30 Proposal with its advisors and considered, among other things, the Original Offer Price and the potential impact of Revance entering into the Sixth Amendment and ANZ Distribution Agreement. The Revance Board determined that the $2.25 Share Amount was inadequate, that the Litigation Holdback was inappropriate and that the ability for stockholders to receive the $3.25 CVR was substantially uncertain. The Revance Board instructed Mr. Foley to have a discussion with a representative of Crown regarding the October 30 Proposal, at the Revance Board’s direction.
On October 31, 2024, Mr. Foley spoke with a representative of Crown to discuss the October 30 Proposal.
Later on October 31, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on his conversation with a representative of Crown, including the October 30 Proposal and Crown’s two-week extension request. The Revance Board then discussed the October 30 Proposal and considered various options for responding to the October 30 Proposal. The Revance Board instructed Mr. Foley, with the support of the Company’s advisors, to provide a counterproposal to the October 30 Proposal which was guided by the Revance Board’s belief of the Company’s value based on the Original Offer Price taking into consideration Crown’s positions set forth in the October 30 Proposal. The Revance Board also instructed Revance management to prepare revised and updated financial projections reflecting Revance’s prospects as a stand-alone business in light of, among other things, its debt obligations, revised Distribution Agreement and recent financial performance.

On November 1, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions in light of Revance’s entry into the Teoxane Agreements, which the Revance Board believed could potentially result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price.
Also on November 1, 2024, Revance filed a Form 8-K with the SEC (the “November 1 8-K”). The November 1 8-K reflected that in light of ongoing discussions with Crown regarding the Teoxane Agreements, Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to November 12, 2024 or such other date as may have been agreed to between Revance and Crown.
On November 4, 2024, Revance sent Crown a non-binding counter proposal to the October 30 Proposal (the “November 4 Proposal”) which included, among other things, (i) a payment to stockholders at Closing of $5.50 per share in cash and (ii) a contingent value right payment for an aggregate value up to $2.00 per share, which tied the payment of such contingent value right directly to the Distribution Agreement remaining in place for each contract year.
Also on November 4, 2024, Mr. Foley spoke with a representative of Crown and received feedback from Crown that the November 4 Proposal was unacceptable.
On November 6, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversation with a representative of Crown, including, among other topics, the November 4 Proposal. Mr. Schilke then presented to the Revance Board preliminary work that Mr. Schilke had done, with input from members of the Audit Committee of the Revance Board, on a revised outlook plan for the Company’s business in a stand-alone scenario where the Offer and the Merger were not completed. Mr. Schilke discussed certain key assumptions and implications with respect to the preliminary revised outlook plan, including, among other things, the ongoing commercial headwinds across the US Hyaluronic Acid Filler Market more broadly, the purchase commitments resulting from the updated Distribution Agreement, the anticipated need to meaningfully reduce operating expenses to address potential risks related to Revance’s outstanding debt obligations and nearing maturities of such debt, and the impact of such reductions in expenses on the Company’s ability to generate revenue. Representatives of Skadden reviewed the Revance Board’s fiduciary duties.
On November 7, 2024, Revance filed a Form 10-Q with the SEC (the “November 10-Q”). Among other things, the November 10-Q included the conclusion from Revance management that, at the time of filing the November 10-Q, given the Company’s forecasted liquidity based on the Company’s current operating plan and excluding any impact from the pending consummation of the Merger, there was substantial doubt about Revance’s ability to continue as a going concern. The November 10-Q noted that in order to mitigate the substantial doubt to continue as a going concern, the Company may be required to refinance its debt, conduct additional offerings, restructure operations, sell assets or reduce operating expenses. In connection with its release of third quarter 2024 earnings, Revance stated that in light of the Original Merger Agreement and other recent developments, it would not be providing any forward-looking guidance and withdrew any previously provided guidance and outlook.
On November 8, 2024, Mr. Foley received an oral counteroffer from a representative of Crown (the “November 8 Proposal”). The November 8 Proposal included, among other things, (i) a payment to stockholders at Closing of $3.00 per share in cash and (ii) removal of the Litigation Holdback concept and any contingent value right construct. Representatives of Crown indicated that they had removed the contingent value right construct due to the complexity of such construct.
On November 10, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversations with a representative of Crown, including the November 8 Proposal. Mr. Schilke then presented to the Revance Board of certain non-public and unaudited projected financial projections for fiscal years 2025 through 2027, based on the updated outlook for the Company’s business initially discussed at the November 6, 2024 meeting of the Revance Board, and then updated based on further considerations and discussions during the November 10, 2024 meeting of the Revance Board (“Updated Outlook”). The Revance Board formally approved the use by Centerview of such projections for purposes of preparing a valuation analysis to assist with the Revance Board’s consideration of the November 8 Proposal.

On November 12, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions between the parties, which the Revance Board believed could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price.
Also on November 12, 2024, Revance filed a Form 8-K with the SEC (the “November 12 8-K”). The November 12 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to November 19, 2024 or such other date as may have been agreed to between Revance and Crown.
On November 13, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Schilke presented to the Revance Board, which included an overview of certain non-public and unaudited prospective financial information for fiscal years 2025 through 2040, based on key financial objectives, drivers, assumptions and the Updated Outlook (the “November Projections”), and is further described as the November Projections in the section entitled “—Certain Unaudited Prospective Financial Information of Revance.” The Revance Board and members of Revance management then discussed certain key factors, including, among other things, (i) Revance’s entry into the Sixth Amendment and the ANZ Agreement, (ii) ongoing commercial headwinds continuing across the US Hyaluronic Acid Filler Market, including RHA® 2, RHA® 3, RHA® 4 and RHA® Redensity (the “RHA® Collection of dermal fillers”), (iii) increasing competitive pressure from potential new entrants in both the US Botulinum Toxin market for DAXXIFY® and the US Hyaluronic Acid Filler Market for the RHA® Collection of dermal fillers, (iv) third quarter results of the business, (v) increasing financial uncertainty from Revance’s debt and nearing maturities under the Note Purchase Agreement and 2027 Notes and (vi) the anticipated impact on revenue growth in the event of a materially reduced operating expense profile. Representatives of Centerview then presented to the Revance Board Centerview’s preliminary valuation analysis based on the November Projections, including a risk-adjusted discounted cash flow analysis. Representatives of Skadden reviewed the Revance Board’s fiduciary duties. The Revance Board instructed Mr. Foley to provide a counterproposal that took into consideration the matters discussed during the meeting.
On November 14, 2024, Revance sent Crown a non-binding proposal (the “November 14 Proposal”), which included, among other things, (i) a payment to stockholders at Closing of $3.00 per share in cash (the “$3.00 Share Amount”), (ii) a contingent value right for an aggregate value up to $1.50 per share tied to the payment of such contingent value right directly tied to the Distribution Agreement remaining in place for the final two contract years, (iii) a Company Termination Fee equal to 4% of the equity value of the Company and a Parent Termination Fee equal to 6% of the equity value of the Company, both calculated based on the $3.00 Share Amount and (iv) a mutual full release of claims based in common law, tort, fraud, contract or domestic law, related to the Offer, the Merger, the A&R Merger Agreement and arising out of the Company’s relationship with Teoxane.
On November 15, 2024, Revance received from Crown a non-binding proposal (the “November 15 Proposal”) which included, among other things, (i) a payment to stockholders at Closing of $3.10 per share in cash (the “$3.10 Share Amount”), (ii) no contingent value right payment, (iii) an uncapped excess settlement fee amount payable upon the Company’s payment of the Company Termination Fee and (iv) a limited release of claims related to the A&R Merger Agreement.
On November 16, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversation with a representative of Crown, including, among other topics, the November 15 Proposal. Representatives of Skadden reviewed the November 15 Proposal term sheet with the Revance Board. The Revance Board then discussed the November 15 Proposal and considered various options for responding to the November 15 Proposal. The Revance Board agreed on a revised proposal and authorized Revance management and Skadden to communicate such revised proposal to representatives of Crown.
On November 17, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversations with a representative of Crown, including, among other topics, the November 15 Proposal and Crown’s one-week extension request. The Revance Board then discussed certain aspects of the term sheet that it was resolute on, including, among other things, no reimbursement of expenses and certain timing considerations. The Revance Board then discussed the $3.10 Share Amount, including using Revance’s compromise on the exclusion of the contingent value right for a higher than $3.10 Share Amount. The Revance Board agreed on a revised proposal and authorized Revance management to communicate such revised proposal to representatives of Crown. On November 18, 2024, Revance sent Crown a non-binding proposal (the “November 18 Proposal”) which included, among other things, (i) a payment to stockholders at Closing of $3.25 per share in cash (the “$3.25 Share Amount”), (ii) no contingent value right payment, (iii) no repayment of Crown’s transaction fees in the event of an unsuccessful tender offer process, (iv) a Company Termination Fee equal to 4% of the equity value of the Company and a Parent Termination Fee equal to 6% of the equity value of the Company, both calculated based on the $3.25 Share Amount and (v) a mutual release of claims related to the A&R Merger Agreement.
Also on November 17, 2024, representatives of Revance had a conversation with representatives of Crown and indicated that the Revance Board would not move forward with a revised deal if the proposal (i) did not include a full waiver of claims and (ii) included the repayment of Crown’s transaction fees in the event of an unsuccessful tender offer process.
On November 18, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversation with a representative of Crown, including, among other topics, the November 18 Proposal.
Also on November 18, 2024, representatives of Skadden, on behalf of Revance, had a conversation with representatives of Kirkland, on behalf of the Buyer Parties and reaffirmed that the reimbursement of expenses and anything less than a full waiver of claims would not be acceptable to the Revance Board.
On November 19, 2024, Revance received an oral counteroffer from a representative of Crown (the “November 19 Proposal”). The November 19 Proposal included, among other things, (i) a payment to stockholders at Closing of $3.10 per share in cash, (ii) no contingent value right payment, (iii) no repayment of Crown’s transaction fees in the event of an unsuccessful tender offer process and (iv) a full release of claims against the Company related to the Offer, the Merger, the Original Merger Agreement and/or any amendments thereto and the Company’s relationship with Teoxane, including any contracts between the Company and Teoxane.
Also on November 19, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions between the parties, which could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price. Revance filed a Form 8-K with the SEC (the “November 19 8-K”). The November 19 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to November 26, 2024 or such other date as may have been agreed to between Revance and Crown.
On November 21, 2024, Skadden sent the initial draft of the A&R Merger Agreement to Kirkland, following which discussions and negotiations among representatives of Kirkland and Skadden continued until the signing of the A&R Merger Agreement on December 7, 2024. The parties exchanged revised drafts of the A&R Merger Agreement during this time and negotiated several key points, including the release of claims related to the A&R Merger Agreement.
On November 22, 2024, Skadden sent the initial draft of the Amended and Restated Company Disclosure Letter (the “A&R Company Disclosure Letter”) to Kirkland, following which discussions and negotiations among representatives of Kirkland and Skadden continued until the signing of the A&R Merger Agreement on December 7, 2024. The parties exchanged revised drafts of the A&R Company Disclosure Letter during this time.
On November 24, 2024, representatives of Party B and representatives of Revance management had a phone conversation (the “Party B Overture”) whereby Party B stated that in the event that the transaction contemplated by the Original Merger Agreement does not move forward, Party B would be interested in considering a potential transaction with Revance that would involve: (i) an investment up to $250,000,000 in Revance in exchange for a majority ownership position in Revance by Party B and (ii) a significant commercial relationship between Party B and Revance. Party B did not provide any further detail regarding the Party B Overture and as required under the Original Merger Agreement, Revance did not request additional detail or engage with Party B.
On November 25, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an overview of his conversation with representatives of Party B, including the Party B Overture. Representatives from Skadden reviewed with the Revance Board its fiduciary duties and obligations under the Original Merger Agreement with respect to engaging in discussions on the Party B Overture.

Also on November 25, 2024, the U.S. District Court for the District of Delaware ruled in favor of Revance on the motion for summary judgment (“Allergan Summary Judgment”) to exclude lost profits from the outstanding patent litigation with Allergan Pharmaceuticals Ireland (“Allergan”). The patent litigation with Allergan remains outstanding.
Also on November 25, 2024, Kirkland provided to Skadden the initial drafts of the Amended and Restated Equity Commitment Letter (“A&R Equity Commitment Letter”) and Amended and Restated Limited Guarantee (“A&R Limited Guarantee”). Between November 25, 2024 and December 7, 2024, representatives of Skadden and Kirkland exchanged revised drafts of the A&R Equity Commitment Letter and A&R Limited Guarantee.
On November 26, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions between the parties, which could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price. Revance filed a Form 8-K with the SEC (the “November 26 8-K”). The November 26 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to November 29, 2024 or such other date as may have been agreed to between Revance and Crown.
On November 29, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions between the parties, which could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price. Revance filed a Form 8-K with the SEC (the “November 29 8-K”). The November 29 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to December 3, 2024 or such other date as may have been agreed to between Revance and Crown.
On December 1, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on the Allergan Summary Judgment and representatives of Centerview discussed the impact of the Allergan Summary Judgment on the value of the Company. Representatives from Skadden discussed open items in connection with entering into the A&R Merger Agreement, including the debt financing, the timing of signing the A&R Merger Agreement and the impact of the Allergan Summary Judgment on the valuation of the Company and negotiations with Crown. The Revance Board authorized Mr. Foley and certain of Revance’s advisors to engage with Crown on the status of open items related to the A&R Merger Agreement.
On December 3, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on the progress with respect to the A&R Merger Agreement. Representatives from Skadden discussed the remaining open items in connection with entering into the A&R Merger Agreement, including the release of claims, certain interim covenants and the timing of the tender offer commencement.
Also on December 3, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions between the parties, which could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price. Revance filed a Form 8-K with the SEC (the “December 3 8-K”). The December 3 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to December 5, 2024 or such other date as may have been agreed to between Revance and Crown. The December 3 8-K also reflected that on November 22, 2024, China’s National Medical Products Administration approved Shanghai Fosun Pharmaceutical Industrial Development Co., Ltd.’s, a wholly-owned subsidiary of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., biologics license application for DaxibotulinumtoxinA for Injection for the treatment of cervical dystonia in adult patients (the “China CD Approval”).
On December 4, 2024, the Revance Board held a meeting, also attended by members of Revance management, and representatives of Centerview and Skadden. Mr. Foley provided an update on the progress of negotiations with Crown with respect to the A&R Merger Agreement. The Revance Board discussed alternatives available to the Company, including entering into the A&R Merger Agreement versus continuing as a stand-alone business. The Revance Board discussed, among other things, (i) Revance’s ability to resolve negotiations with Crown for certain terms of the A&R Merger Agreement, including the release of claims, (ii) third quarter results of the business, (iii) increasing financial uncertainty from Revance’s debt and nearing maturities under the Note Purchase Agreement and 2027 Notes, (iv) the anticipated impact on revenue growth in the event of a materially reduced operating expense profile, (v) the Allergan Summary

Judgment, (vi) the China CD Approval and (vii) the Party B Overture. After discussion, the Revance Board authorized Revance management to conduct additional analysis, including with respect to incremental capital raising activity and market considerations to enable the Revance Board to evaluate the benefits to Revance stockholders of entering into the A&R Merger Agreement or continuing to operate as a stand-alone company. The Revance Board also authorized its advisors to engage with Crown on the status of open items related to the A&R Merger Agreement and request additional time to evaluate the draft A&R Merger Agreement.
On December 5, 2024, Revance, Merger Sub and Crown agreed to extend the date by which Merger Sub was obligated to commence the Offer due to ongoing discussions between the parties, which could result in the Company or the Buyer Parties seeking remedies in accordance with, and modifications to the Original Merger Agreement, including the Original Offer Price. Revance filed a Form 8-K with the SEC (the “December 5 8-K”). The December 5 8-K reflected that Crown, Merger Sub and Revance agreed to extend the date by which Merger Sub was obligated to commence the Offer to December 9, 2024 or such other date as may have been agreed to between Revance and Crown.
On December 7, 2024, the Revance Board held a meeting, also attended by members of Revance management and representatives of Centerview and Skadden. During the meeting, the Revance Board considered, among other things, the risk and benefits of Revance continuing as a stand-alone business as compared to entering into the A&R Merger Agreement, including, among other things, (i) consideration and potential challenges around the capital raising activity and market considerations, (ii) third quarter results of the business, (iii) increasing financial uncertainty from Revance’s debt and nearing maturities under the Note Purchase Agreement and 2027 Notes, (iv) the anticipated impact on revenue growth in the event of a materially reduced operating expense profile, (v) the Allergan Summary Judgment, (vi) the China CD Approval, (vii) the Party B Overture and (viii) incremental capital raising activity and equity dilution related thereto. Representatives of Skadden provided an overview of the Revance Board’s fiduciary duty responsibilities and presented a summary of the key amended terms of the A&R Merger Agreement. Representatives of Centerview reviewed with the Revance Board its financial analysis of the Merger Consideration, including updates to the November Projections with respect to outcomes relating to the Allergan Summary Judgment and the China CD Approval, and rendered to the Revance Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the A&R Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the section entitled “ —Opinion of Centerview Partners LLC.” The written opinion delivered by Centerview to the Revance Board is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. After further deliberation and discussion, taking into consideration the risks and alternatives available to the Company, and what was in the best interests of Revance stockholders, the Revance Board unanimously (i) determined that the A&R Merger Agreement, providing for the Offer and the Merger in accordance with Section 251(h) of the DGCL upon the terms and subject to the conditions set forth in the A&R Merger Agreement, and the Transactions contemplated by the A&R Merger Agreement are advisable and in the best interests of Revance and Revance’s stockholders; (ii) approved the execution and delivery of the A&R Merger Agreement by Revance, the performance by Revance of its covenants and other obligations thereunder, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth therein; (iii) resolved to recommend that Revance’s stockholders tender their Shares to Merger Sub pursuant to the Offer, upon the terms and subject to the conditions set forth therein; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.
After the Revance Board meeting, on December 7, 2024, Revance, Merger Sub and Crown executed the A&R Merger Agreement and announced the Transactions.
On December 9, 2024, representatives of Party P contacted representatives of Revance via Short Message Service (the “Party P Overture”) and stated that Party P would be interested in discussing whether there was a potential opportunity to make a counteroffer to the Buyer Parties’ Offer. Party P did not provide any further detail regarding the Party P Overture and as required under the A&R Merger Agreement, Revance did not request additional detail or engage with Party P.
On December 11, 2024, Revance, Merger Sub and Crown executed the Amendment to the A&R Merger Agreement (the “Amendment to the A&R Merger Agreement”) to, among other things, clarify the mechanism for calculating the Expiration Time.

On December 12, 2024, Revance filed a Form 8-K with the SEC announcing the Amendment to the A&R Merger Agreement.
Also on December 12, 2024, Crown commenced the Offer.
Reasons for the Recommendation
At a meeting held on December 7, 2024, the Revance Board unanimously (i) determined that the A&R Merger Agreement, providing for the Offer and the Merger in accordance with Section 251(h) of the DGCL upon the terms and subject to the conditions set forth in the A&R Merger Agreement, and the Transactions contemplated by the A&R Merger Agreement are advisable and in the best interests of Revance and Revance’s stockholders; (ii) approved the execution and delivery of the A&R Merger Agreement by Revance, the performance by Revance of its covenants and other obligations thereunder, and the consummation of the Offer and the Merger upon the terms and subject to the conditions set forth in the A&R Merger Agreement; (iii) resolved to recommend that Revance’s stockholders tender their Shares to Merger Sub pursuant to the Offer, upon the terms and subject to the conditions set forth in the A&R Merger Agreement; and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL. The Revance Board consulted with members of Revance management and representatives from Centerview and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the members of the Revance Board participating in the decision believe support their unanimous decision and recommendation.
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Business, Financial Condition and Prospects. The Revance Board considered certain factors, including, but not limited to, the current and historical financial condition, results of operations, business, market dynamics, competitive position, assets and prospects, as well as the long-range plan, of Revance and the execution risks associated with executing the long-range plan of Revance as a stand-alone company, including the impact of Revance entering into the Sixth Amendment and ANZ Agreement. Revance weighed the certainty of its stockholders realizing an upfront payment of $3.10 per Share in cash in the Offer and the Merger against the risks and uncertainties associated with Revance and its business as a stand-alone company (including the risk factors set forth in Revance’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on November 7, 2024 and its other public filings). The Revance Board also considered that given the Company’s forecasted liquidity based on the Company’s current operating plan and excluding any impact from the pending consummation of the Merger, there was substantial doubt about Revance’s ability to continue as a going concern and that in order to mitigate the substantial doubt to continue as a going concern, the Company may be required to refinance its debt, conduct additional offerings, restructure operations, sell assets or reduce operating expenses.

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Market Dynamics. The Revance Board considered changes in the dynamics of the aesthetic injectable market and Revance’s performance and positioning in the market, including, among other things, (i) Revance’s ability to compete in an increasingly competitive neurotoxin and hyaluronic acid filler landscape, including several new entrants and additional expanded indications expected in both the Botulinum Toxin and Hyaluronic Acid Filler market, (ii) relatively flat growth in the US Hyaluronic Acid Filler Market, (iii) the slower than anticipated commercial trajectory of DAXXIFY® in both the cervical dystonia and glabellar lines indications, (iv) overall aesthetic injectable market headwinds, including frequency of patient visits softening and spend per visit down, (v) the trend toward increasing pricing pressure from aesthetic account consolidation and (vi) anticipated challenges with attracting and retaining top talent.

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Financial Risks. The Revance Board considered the financial risk due to the size of Revance’s current debt and nearing maturities, which constrained Revance’s ability to fund DAXXIFY® clinical trials in therapeutics indications, ex-U.S. opportunities and further investment in U.S. aesthetics and therapeutics commercial infrastructure. Further, material operating expense reductions would likely be required to extend the cash runway of the Company which would further challenge revenue growth. The Revance Board also considered potential debt restructuring options, but all such options were likely to incur significant costs, carried significant risk or require significant equity dilution.

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Cash Consideration; Certainty of Value. The Revance Board considered the fact that the Offer Price and Merger Consideration payable to Revance’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide Revance stockholders with immediate liquidity and certainty of value. The

Revance Board believed this certainty of value was in the best interest of stockholders, especially when viewed against the risks and uncertainties associated with Revance’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of Shares.
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Negotiation Process. The Revance Board considered the fact that the terms of the Transactions were the result of robust, arms’ length negotiations conducted by Revance with the knowledge and at the direction of the Revance Board and with the assistance of independent financial and legal advisors. The Revance Board also considered that Revance engaged with multiple parties on their interests in pursuing a strategic transaction (as more fully described above in the section titled “—Background of the Offer and the Merger”). Additionally, the Revance Board considered the enhancements that Revance and its advisors were able to obtain as a result of negotiations with Crown, including the increase in Crown’s price per share to be paid at Closing from the October 30 Proposal and negotiating terms in the A&R Merger Agreement that increased the likelihood of completing the Offer and consummating the Merger. Finally, the Revance Board considered (i) Crown’s view of the then current value of Revance based on Revance’s recent performance, (ii) market conditions and Crown’s view of the impact of Revance entering into the Sixth Amendment and ANZ Distribution Agreement and (iii) Crown’s unwillingness to commence the tender offer to the Original Merger Agreement given Crown’s view of the change in value of Revance.

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Potentially Interested Counterparties. The Revance Board considered, with the assistance of Revance management and advisors, the low likelihood that other strategic counterparties would engage with Revance on the same or a similar timeframe as Crown and on contractual terms and conditions superior to those contained in the A&R Merger Agreement. Following entry into the Original Merger Agreement, the Revance Board considered the fact that additional outreach to strategic counterparties would have violated the terms of the Original Merger Agreement and could therefore jeopardize a potential transaction with Crown and result in risks of leak and disruption to the existing process or to Revance’s employees and business and that, in the event a third-party became interested in pursuing a transaction on terms more favorable to Revance and its stockholders than those contemplated by the A&R Merger Agreement, the Revance Board would be able to respond to such a proposal due to the A&R Merger Agreement’s customary “fiduciary out” provisions. Under those provisions, Revance has the ability to terminate the A&R Merger Agreement and accept and enter into a definitive A&R Merger Agreement with respect to an unsolicited Superior Proposal (as defined in the A&R Merger Agreement) provided that Revance pays the termination fee to Crown. The Revance Board also considered the fact that any “don’t ask don’t waive” provision contained in Revance’s confidentiality agreements with other potentially interested parties would cease to be effective upon the execution of the A&R Merger Agreement and the announcement of the Transactions.

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Strategic Alternatives. The Revance Board, with the assistance of Revance management and advisors, engaged in a comprehensive evaluation of strategic alternatives, including acquisitions of Revance or components of its business, additional capital raising, a merger, partnerships, collaborations and equity investments. During this process, Revance has engaged with over a dozen third parties across strategics and financial sponsors to determine interests in pursuing a transaction. As of August 11, 2024, Crown was the only party to submit a proposal in connection with a strategic transaction. As of the date hereof, Revance has not received any offer or proposal that constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal under the Original Merger Agreement.

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Certain Management Projections. The Revance Board considered certain forecasts for Revance prepared by members of senior management, which reflected an application of various assumptions and scenarios of Revance’s management. The November Projections reflected Revance operating as a stand-alone business, in the absence of a deal with Crown, and incorporated management’s latest view of the market. These projections were provided to the Revance Board in connection with its consideration of the Offer and the Merger and to Centerview in connection with rendering their fairness opinions to the Revance Board. For further discussion, see “—Certain Financial Projections.”

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Centerview’s Fairness Opinion and Related Analysis. The Revance Board considered the opinion of Centerview rendered to the Revance Board on December 7, 2024, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the A&R Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in “—Opinion of Revance’s Financial Advisors.”
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Likelihood of Consummation. The Revance Board considered that the structure of the Transactions (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Revance’s stockholders) enables Revance’s stockholders to receive the cash consideration pursuant to the Offer in a relatively short timeframe. The Revance Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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the fact that, subject to its limited rights to terminate the Offer, Merger Sub is required to extend the Offer beyond the initial Expiration Time of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date, except that Merger Sub is only required to extend the Offer for twenty-five (25) additional Business Days to permit the Minimum Condition to be satisfied, if it is the only condition remaining;

○	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Revance;
○	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;
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the business reputation, capabilities and financial condition of Crown, and the Revance Board’s perception that Crown is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

○	the ability of Revance to enforce the A&R Merger Agreement.
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Distribution License Risk. The Revance Board considered the fact that (i) the Distribution Agreement, which grants Revance the exclusive right to import, market, promote, sell and distribute Teoxane’s line of fillers, expires in 2029 and (ii) renewal of the agreement is uncertain.

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Allergan Litigation. The Revance Board considered uncertainty relating to the potential outcome scenarios of the outstanding patent litigation with Allergan, including the Allergan Summary Judgment. The litigation remains ongoing, with a jury trial scheduled for December 2024.

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Other Terms of the A&R Merger Agreement. The Revance Board considered other terms of the A&R Merger Agreement, as more fully described in the Offer to Purchase in “Section 11—The A&R Merger Agreement; Other Agreements.” Certain provisions of the A&R Merger Agreement that the Revance Board considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. Prior to the Effective Time, Revance may respond to unsolicited proposals if the Revance Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such unsolicited acquisition proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and that the failure to consider such proposal would be inconsistent with its fiduciary duties pursuant to applicable Delaware law. A Superior Proposal means any bona fide written offer for at least 50% of Revance that is reasonably likely to be consummated and, if consummated, would be more favorable from a financial point of view to Revance’s stockholders than the transactions contemplated by the A&R Merger Agreement (a “Superior Proposal”), taking into account any factors the Revance Board deems appropriate and after considering revisions to the A&R Merger Agreement committed to in writing by Crown in response to such acquisition proposal.

○
Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. At any time prior to the time that Merger Sub accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, if the Revance Board determines in good faith after consultation with Revance’s outside legal counsel and financial advisor that an unsolicited acquisition proposal constitutes a Superior Proposal and that the failure to do so would be inconsistent with its fiduciary duties under applicable Delaware law, the Revance Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. Revance may terminate the A&R Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal, subject to Revance’s payment of the termination fee of $13,373,000 to Crown (as more fully described in the Offer to Purchase in “Section 11—The A&R Merger Agreement; Other Agreements—No Solicitation” and “—Recommendation Change”).
○
Change of Recommendation in Response to an Intervening Event. Prior to the Acceptance Time (as defined in the A&R Merger Agreement), if the Revance Board, other than in connection with a Superior Proposal, determines in good faith after consultation with Revance’s outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with its fiduciary duties under applicable Delaware law, the Revance Board may, in response to an Intervening Event (as defined below) take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase in “Section 11—The A&R Merger Agreement; Other Agreements—Recommendation Change”). An “Intervening Event” means any positive material event or development or material change in circumstances (other than in connection with a bona fide written proposal that constitutes a Superior Proposal) with respect to Revance that was (a) not actually known or reasonably foreseeable to the Revance Board as of December 7, 2024 and which becomes known to the Revance Board after December 7, 2024, and (b) does not relate to (i) any Acquisition Proposal (as defined in the A&R Merger Agreement), (ii) the mere fact, in and of itself, that Revance meets or exceeds any internal or published or third-party projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after December 7, 2024, or changes after December 7, 2024 in the market price or trading volume of the Shares or the credit rating of Revance (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account), or (iii) Crown or its affiliates. Crown is entitled to terminate the A&R Merger Agreement in the event that the Revance Board changes its recommendation for any reason, in which event Revance must pay a termination fee of $13,373,000 to Crown (as more fully described in the Offer to Purchase in “Section 11—The A&R Merger Agreement; Other Agreements—Recommendation Change”).

○
Extension of the Offer. Merger Sub’s obligation to accept and pay for all Shares that have been validly tendered pursuant to the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Merger Sub is required to extend the Offer beyond the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire by (i) successive periods of up to ten (10) business days per individual extension, on one or more occasions, if, as of the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any Offer Condition (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) is not satisfied and has not been waived (to the extent waivable by Merger Sub or Crown), in order to permit the satisfaction of such condition, (ii) any applicable period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by the rules and regulations of Nasdaq or applicable law (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of the Offer Price), and (iii) at the written request of Revance, an additional period of up to ten (10) business days per individual extension, on one or more occasions, if, as of the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, all Offer Conditions have been satisfied or waived (to the extent waivable by Merger Sub or Crown, and other than any such conditions of the Offer that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)) except that the Minimum Condition has not been satisfied, to permit the Minimum Condition to be satisfied; provided that in no event shall Merger Sub be required to extend the Offer for more than twenty-five (25) business days in the aggregate.

○
Outside Date. The termination date under the A&R Merger Agreement on which either Revance or Crown, subject to certain exceptions, can terminate the A&R Merger Agreement is February 7, 2025, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Revance would be required to operate subject to the restrictions on interim operations set forth in the A&R Merger Agreement.

○	Cooperation. The A&R Merger Agreement requires Crown, Merger Sub and Revance to use their respective reasonable best efforts to consummate the Offer and the Merger.
○
Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect Revance’s interest in ensuring certainty of the consummation of the Offer and the Merger. In particular, any changes in the general conditions in the industries or geographies in which Revance and its Subsidiaries (as defined in the A&R Merger Agreement), is excluded from the determination of whether a “Material Adverse Effect” has occurred.

○
Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information in “Item 8. Additional Information—Appraisal Rights.”

○
Release. Pursuant to the A&R Merger Agreement, Crown released any and all claims arising from matters in existence immediately prior to the execution of the A&R Merger Agreement, including any claims (i) based in common law, tort, fraud, contract, quasi-contract, statute or any other source of domestic or foreign law, (ii) arising out of the Original Offer (as defined in the A&R Merger Agreement), the Original Merger (as defined in the A&R Merger Agreement), the Original Merger Agreement or any waivers to the Original Merger Agreement or (iii) the Company’s relationship with Teoxane or any contracts between the Company and Teoxane (subject to certain Retained Claims (as defined in the A&R Merger Agreement)). Revance released any and all claims arising from matters in existence immediately prior to the execution of the A&R Merger Agreement arising out of the Original Offer, the Original Merger, the Original Merger Agreement or any waivers to the Original Merger Agreement.

The Revance Board also considered a variety of potentially negative factors in its deliberations concerning the A&R Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):
•
No Ongoing Equity Interest in Revance. The Offer and the Merger would preclude Revance’s stockholders from having the opportunity to directly participate in the future performance of Revance’s assets and any potential future appreciation of the value of the Shares. Further, Crown is a private company and Revance’s stockholders may not have the choice to invest in Crown separately.

•
Inability to Solicit Takeover Proposals. The A&R Merger Agreement contains covenants prohibiting Revance from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Revance Board also considered the fact that the right afforded to Crown under the A&R Merger Agreement to make adjustments to the terms and conditions of the A&R Merger Agreement based on an alternative acquisition proposal that the Revance Board determines in good faith is a Superior Proposal (as defined in the A&R Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Revance.

•
Termination Fee. Revance may be required to pay the $13,373,000 termination fee to Crown if the A&R Merger Agreement is terminated under certain circumstances, including by Revance to accept a Superior Proposal. The Revance Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

•
Effect of Announcement. The public announcement of the Transactions could potentially affect Revance’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the Transactions are pending.

•	Litigation Risk. The execution of the A&R Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against Revance.
•
Interim Operating Covenants. The A&R Merger Agreement imposes restrictions on the conduct of Revance’s business prior to the consummation of the Merger, which require Revance to conduct its business in the ordinary course and refrain from taking specified actions. The Revance Board considered that such restrictions could delay or prevent Revance from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risk that the Minimum Condition Might Not Be Satisfied. Revance’s stockholders may tender an insufficient number of Shares to meet the Minimum Condition.
•
Risk that the Merger Might Not Be Completed. Although Revance expects that the Offer will be completed and the Merger will be consummated, there can be no guarantee that all conditions to the parties’ obligations will be satisfied. The Revance Board considered the risks and costs to Revance if the Offer is not completed or the Merger is not consummated, including the diversion of Revance’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with Revance and the potential effect on the trading price of the Shares.

•
Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the A&R Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Revance’s management will be required, potentially resulting in disruptions to the operation of Revance’s business.

•
Potential Conflicts of Interest. The Revance Board considered the potential conflict of interest created by the fact that Revance’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Revance Executive Officers and Directors.”

•
Regulatory Approval and Risk of Pending Actions. The obligation of Merger Sub to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no action prohibiting the completion of the Offer or the consummation of the Merger by any governmental body in a jurisdiction where Crown, its affiliates or Revance or its subsidiaries operate their respective businesses or own any material assets.

•	Tax Treatment. Gains realized by Revance’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.
The foregoing discussion of the information and reasons considered by the Revance Board is not intended to be exhaustive but includes the material reasons considered by the Revance Board in rendering their unanimous decision and recommendation in connection with the A&R Merger Agreement and the Transactions, including the Offer and the Merger. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Revance Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Revance Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the members of the Revance Board made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Revance Board may have been influenced to a greater or lesser degree by different factors. The members of the Revance Board participating in the decision concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.
Intent to Tender
To Revance’s knowledge, after making reasonable inquiry, all of Revance’s directors and executive officers currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Unaudited Prospective Financial Information of Revance
While Revance has from time to time provided limited financial guidance to investors in connection with Revance’s quarterly earnings releases, Revance’s management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.
In connection with the evaluation of the Transactions and the other strategic alternatives considered by the Revance Board described in the section entitled “—Background of the A&R Merger Agreement,” Revance’s senior management prepared the August Projections (as defined below). As described in the section entitled “—Background of the Offer and the Merger,” Revance’s senior management made the February Projections (as defined below) available to Crown and Hildred. The Projections (as defined below) were prepared based on certain financial, operating and commercial assumptions and estimates developed solely using the information available to Revance’s management at the time such Projections were created and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the A&R Merger Agreement.
Revance is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted prospective financial information that was prepared for the Revance Board for the purposes described above. Revance makes and has made no representation to Merger Sub or Crown, in the A&R Merger Agreement or otherwise, concerning any projected financial information, including the Projections.
Cautionary Note About the Projections
The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions and estimates, some as to future events, that were inherently uncertain and many of which were beyond Revance’s control. The Projections reflect numerous estimates and assumptions made by Revance’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to Revance’s product candidates, all of which were difficult to predict and many of which were beyond Revance’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for Revance’s product candidates. There can be no assurance of the market for, approval of or the timing of such approval of, Revance’s product candidates, and it is possible that other products will be preferable. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Projections not to be achieved include, but are not limited to, the timing of regulatory approvals and introductions of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, success of Revance’s ongoing collaboration with Teoxane and any other potential collaboration partners with whom Revance may develop or commercialize product candidates, impact of competitive products and pricing, the availability and use of net operating losses, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in Revance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Projections may be affected by Revance’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections. The Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and should not be relied on as such.
In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Revance or any of its affiliates, advisors or representatives (including Centerview) considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation by Revance, the Revance Board, or any of their affiliates or representatives (including Centerview) that the information presented is material. Neither Revance nor any of its affiliates or representatives

(including Centerview) assumes any responsibility for the validity, reasonableness, accuracy or completeness of this information. Neither Revance nor any of its affiliates, advisors, officers, directors or representatives (including Centerview) can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error. Revance does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.
Neither Revance nor any of its affiliates, advisors, officers, directors or representatives (including Centerview) has made or makes any representation or warranty to any holder of Shares or other person, including Merger Sub or Crown, regarding the ultimate performance of Revance compared to the information contained in the Projections, or that the Projections will be realized. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions and the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the A&R Merger Agreement. The Projections are subjective in many respects and are forward looking statements that remain subject to interpretation. Please refer to the section entitled “Item 8. Additional Information—Forward-Looking Statements.”
The Projections were not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Revance may not be comparable to similarly titled amounts used by other companies. In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender their Shares in the Offer, but instead are being included because the February Projections were made available to Crown and Hildred and the August Projections were provided to the Revance Board to evaluate the Transactions and other potential strategic opportunities and were provided to Centerview in connection with the rendering of its opinion to the Revance Board and in performing its financial analysis as described under the section entitled “—Opinion of Revance’s Financial Advisor.” The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
REVANCE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.
The Projections reflected an outlook by Revance management based on their assumptions and estimates about Revance’s continued operation as a stand-alone, publicly traded company, with respect to the development and commercialization of Revance’s product candidates, including risk and probability adjustments reflecting Revance’s management’s good faith assessment as to the probability of success for Revance’s product candidates and pipeline programs as of the time the Projections were prepared. The Projections include assumptions and estimates regarding Revance’s collaboration with Teoxane and potential future collaborations with third parties, including upfront payments, royalties and milestone payments received in connection with such collaborations. The Projections were based on certain internal assumptions and estimates about the probability of success associated with regulatory approvals, launch timing, pricing, sales ramp, market share, competition, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, any future equity raises conducted by Revance, and other relevant factors related to Revance’s long-range operating plan.
The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive or exhaustive overview of all metrics, assumptions and estimates included or reflected in the Projections. For information on factors that may cause Revance’s future results to vary materially, please refer to the section entitled “Item 8. Additional Information—Forward-Looking Statements.”
February Projections
As described in the section entitled “—Background of the Offer and the Merger,” Revance’s senior management prepared a profits and loss statement, which included non-public, unaudited and non-risk-adjusted prospective financial information for fiscal years 2024 through 2026 (the “February Projections”), and made it available to Crown and Hildred on February 25, 2024. The February Projections, unlike the prospective financial information contained in the August Projections, were managerial forecasts developed for operational planning purposes, rather than for financial analysis and valuation purposes, and were not adjusted by Revance management to reflect the probabilities of success associated with each of Revance’s products and programs. The February Projections were also based on a range of potential scenarios reflecting different assumptions around key risks and opportunities facing Revance, including the market acceptance for DAXXIFY® and RHA® Collection of dermal fillers, the impact of competitive products and pricing and the success of Revance’s ongoing collaboration with Teoxane, among others.
The following table presents a summary of the February Projections:
Profit & Loss (Non-GAAP)
(Amounts in Millions)

	Fiscal Year Ended December 31,
	2024E	2025E	2026E
Total Net Revenue(1)	$300	$423	$509
Non-GAAP Gross Profit(2)	$215	$301	$370
Total Non-GAAP Operating Expense(2)	$303	$298	$323
Non-GAAP Adjusted EBITDA(2)(3)	($88)	$3	$47

(1)	Total Net Revenue means product revenue and royalty income.
(2)	Non-GAAP metrics exclude depreciation and amortization and stock-based compensation expense.
(3)
Adjusted EBITDA means earnings before interest, taxes depreciation and amortization and stock-based compensation, and refers to Gross Profit less Total Operating Expense, including research and development, sales and marketing and general and administrative expenses.

August Projections
As described in the section entitled “—Background of the Offer and the Merger,” Revance’s senior management prepared certain non-public, unaudited and risk-adjusted prospective financial information for fiscal years 2024 through 2040 (the “August Projections”). At the direction of Revance’s management, Centerview calculated, solely based on the August Projections, the unlevered free cash flows for the fiscal years 2024 through 2040, which were approved by the Revance Board for use by Centerview in connection with the rendering of its opinion to the Revance Board. The unlevered free cash flows used by Centerview in connection with its opinion to the Revance Board were calculated as EBIT minus tax expense minus capital expenditures plus depreciation and amortization minus change in net working capital, in each case, as included in the August Projections.
The August Projections assume estimated benefit from Net Operating Loss usage of $1.5 billion as of December 31, 2023 and future losses utilized through 2040, an assumed $100 million equity raise conducted in 2025 at a 10% discount and a 5% spread and taxes based on a 21% tax rate.
The following table presents a summary of the August Projections:
Projections (Risk Adjusted and Non-GAAP)
(Amount in Millions)

	Fiscal Year Ended December 31,
	2024E	2025E	2026E	2027E	2028E	2029E	2030E(1)	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Revenue(2)	$273	$321	$393	$454	$544	$659	$678	$585	$643	$708	$755	$803	$850	$895	$935	$971	$1,002
Non-GAAP Gross Profit(3)	$178	$218	$281	$326	$398	$493	$527	$468	$511	$560	$594	$627	$660	$691	$720	$746	$769
Non-GAAP Operating Expense(4)	($285)	($286)	($282)	($299)	($312)	($323)	($317)	($271)	($291)	($311)	($325)	($339)	($352)	($365)	($378)	($391)	($402)
Adjusted EBITDA(5)	($107)	($68)	($1)	$27	$86	$171	$210	$197	$220	$249	$269	$288	$307	$325	$341	$355	$367
Unlevered Free Cash Flow	($149)	($116)	($50)	($25)	$22	$88	$129	$139	$133	$154	$171	$184	$198	$211	$222	$232	$240

(1)	Projections include nine (9) additional months of revenue to account for the Distribution Agreement.
(2)	Total Revenue means product revenue, milestone payments and royalty income.
(3)	Non-GAAP Gross Profit means Total Revenue less costs of revenue, excluding amortization.
(4)
Non-GAAP Operating Expense means research and development expense plus sales and marketing and general and administrative expenses, excluding depreciation and amortization and stock-based compensation expense.

(5)
Adjusted EBITDA means earnings before interest, taxes depreciation and amortization and stock based compensation, and refers to Non-GAAP Gross Profit less Total Non-GAAP Operating Expense, including research and development, sales and marketing and general and administrative expenses.

November Projections
As described in the section entitled “—Background of the Offer and the Merger,” Revance’s senior management prepared certain non-public, unaudited and risk-adjusted prospective financial information for fiscal years 2024 through 2040 (the “November Projections” and, together with the August Projections and February Projections, the “Projections”) to reflect the Updated Outlook. At the direction of Revance’s management, Centerview calculated, solely based on the November Projections, the unlevered free cash flows for the fiscal years 2025 through 2040, which were approved by the Revance Board for use by Centerview in connection with the rendering of its opinion to the Revance Board and in performing the related financial analysis as described in the section entitled “—Opinion of Revance’s Financial Advisor.” The unlevered free cash flows used by Centerview in connection with its opinion to the Revance Board were calculated as EBIT minus tax expense minus capital expenditures plus depreciation and amortization minus change in net working capital, in each case, as included in the November Projections.
The November Projections assume estimated benefit from Net Operating Loss usage of $1.5 billion as of December 31, 2023 and future losses utilized through 2040, an assumed $50 million equity raise conducted in 2025 and a $50 million equity raise conducted in 2026 at a 10% discount and a 5% spread, taxes based on a 21% tax rate.
The November Projections, as compared to the August Projections, reflected adjustments including (i) assumed term of the Distribution Agreement and Revance’s entry into the Sixth Amendment and the ANZ Agreement, (ii) reduced operating expenses to address potential risk related to Revance’s outstanding debt obligations and nearing maturities of such debt, (iii) reduced cost of sales due to developments in Revance’s business, (iv) reduced revenue growth for DAXXIFY® and RHA® Collection of dermal fillers in light of ongoing commercial headwinds, increasing competitive pressure, and the impact of reduced operating expenses and (v) increased probabilities of success for DAXXIFY® in China reflecting NMPA approval in glabellar lines and cervical dystonia in September 2024 and November 2024, respectively.
The following table presents a summary of the November Projections:
Projections (Risk Adjusted and Non-GAAP)
(Amount in Millions)

	Fiscal Year Ended December 31,
	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Revenue(1)	$292	$307	$337	$394	$472	$371	$443	$479	$544	$608	$664	$705	$743	$778	$809	$834
Non-GAAP Gross Profit(2)	$170	$186	$215	$252	$310	$292	$346	$364	$414	$461	$501	$529	$554	$578	$599	$618
Non-GAAP Operating Expense(3)	($225)	($223)	($226)	($242)	($254)	($226)	($232)	($246)	($261)	($275)	($285)	($293)	($301)	($308)	($314)	($318)
Adjusted EBITDA(4)	($55)	($37)	($11)	$10	$56	$66	$114	$118	$153	$186	$216	$235	$253	$270	$286	$299
Unlevered Free Cash Flow	($90)	($72)	($49)	($33)	$7	$47	$56	$57	$84	$108	$131	$148	$161	$174	$186	$196

(1)	Total Revenue means product revenue, upfront and milestone payments and royalty income.
(2)	Non-GAAP Gross Profit means Total Revenue less costs of revenue, excluding amortization.
(3)
Non-GAAP Operating Expense means research and development expense plus sales and marketing and general and administrative expenses, excluding depreciation and amortization and stock-based compensation expense.

(4)
Adjusted EBITDA means earnings before interest, taxes depreciation and amortization and stock based compensation, and refers to Non-GAAP Gross Profit less Total Non-GAAP Operating Expense, including research and development, sales and marketing and general and administrative expenses.

Opinion of Centerview Partners LLC
The Company retained Centerview Partners LLC (“Centerview”) as financial advisor to the Board of Directors of the Company in connection with the proposed tender offer and the other transactions contemplated by the A&R Merger Agreement, which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of Centerview Partners LLC.” In connection with this engagement, the Board of Directors of the Company requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by the Company as treasury stock or Shares held by Crown, Merger Sub or their affiliates (as defined in Section 251(h) of the General Corporation Law of the State of Delaware) immediately prior to the Effective Time and (ii) Dissenting Shares (the Shares referred to in clauses (i) and (ii) together with any Shares held by any affiliate of the Company, the “Excluded Shares”)) of the Merger Consideration proposed to be paid to such holders pursuant to the A&R Merger Agreement. On December 7, 2024, Centerview rendered to the Board of Directors of the Company its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the A&R Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated December 7, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the A&R Merger Agreement. Centerview’s opinion did not address any other term or aspect of the A&R Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the tender offer, or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	a draft of the A&R Merger Agreement dated December 7, 2024, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;
•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;
•	certain publicly available research analyst reports for the Company;
•	certain other communications from the Company to its stockholders; and
•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed A&R Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the A&R Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the A&R Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the A&R Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the A&R Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the A&R Merger Agreement or otherwise. Centerview also does not express any view on, and its opinion does not address, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the A&R Merger Agreement as compared to the consideration per Share that was to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Original Merger Agreement, or the likelihood that the Company would be successful in completing the consummation of the Transaction in accordance with the terms of the Original Merger Agreement. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the tender offer, or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board of Directors of the Company in connection with Centerview’s opinion, dated December 7, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Crown, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 6, 2024 and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information for the Company to corresponding financial information for certain publicly traded companies (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company.
Using publicly available information obtained from SEC filings and other data sources as of December 6, 2024, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2027 (“EV/2027E Revenue Multiple”).

The selected companies and their EV/2027E Revenue Multiples were as follows:

Selected Company	EV/2027E Revenue Multiple
Akebia Therapeutics, Inc.	1.8x
Arcutis Biotherapeutics, Inc.	2.5x
Ardelyx, Inc.	1.9x
Avadel Pharmaceuticals PLC	1.9x
Esperion Therapeutics, Inc.	1.0x
Evolus, Inc.	1.6x
Mirum Pharmaceuticals, Inc.	4.2x
Rigel Pharmaceuticals, Inc.	1.8x
Tarsus Pharmaceuticals, Inc.	2.9x
Xeris Biopharma Holdings, Inc.	2.5x
Median	1.9x

Although none of the companies used in this analysis is directly comparable to the Company, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2027E Revenue Multiples of 1.5x to 2.5x to apply to the Company’s estimated calendar year risk-adjusted 2027 revenue as set forth in the Forecasts. In selecting this range of EV/2027E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2027E Revenue Multiples to the Company’s estimated calendar year risk-adjusted 2027 revenue of $337 million, as set forth in the Forecasts, and subtracting from it the Company’s estimated debt of $435 million as of December 31, 2024 (which, for the purposes of Centerview’s analysis, assumed approximately $288 million in outstanding principal amount of the Company’s 1.75% Convertible Senior Notes due 2027 (the “2027 Notes”) are treated as debt at Share prices below $32.38) and adding to it the Company’s estimated cash of $165 million as of December 31, 2024, each as set forth in the Internal Data, and dividing by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock awards, restricted stock units, performance stock awards and performance stock units) as of November 29, 2024, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $2.20 to $5.35, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $3.10 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the A&R Merger Agreement.
Selected Precedent Transaction Analysis
Centerview reviewed and analyzed certain information for the Company to corresponding financial information for certain transactions involving publicly traded companies (which transactions are referred to as the “selected transactions”) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transaction.
Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value determined using the treasury stock method and taking into account in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding the value of any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s three-year forward revenue at the time of transaction announcement.
The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	Transaction Value/3- Year Forward Revenue Multiple
01/08/23	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.	2.5x
11/07/22	Oyster Point Pharma, Inc.	Viatris Inc.	1.4x
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Inc.	3.6x
02/14/22	BioDelivery Sciences International, Inc.	Collegium Pharmaceutical, Inc.	1.9x
10/11/21	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	2.0x
05/05/21	Chiasma, Inc.	Amryt Pharma plc	1.5x
12/26/17	Sucampo Pharmaceuticals, Inc.	Mallinckrodt plc	3.1x
09/12/16	Raptor Pharmaceutical Corp.	Horizon Pharma plc	4.1x
Median			2.2x

Although none of the selected transactions is directly comparable to the Company, the selected transactions above were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transaction, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the qualitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 1.75x to 2.75x implied three-year forward revenue multiples derived from the selected precedent transactions. Applying this range of three-year forward revenue multiples to the Company’s estimated three-year forward risk-adjusted revenue of $337 million (based on the Company’s calendar year 2027 risk-adjusted revenue of $337 million), as set forth in the Forecasts, and subtracting from it the Company’s estimated debt of $435 million as of December 31, 2024 (which, for the purposes of Centerview’s analysis, assumed approximately $288 million in outstanding principal amount of the 2027 Notes are treated as debt at Share prices below $32.38), and adding it to the Company’s estimated cash of $165 million as of December 31, 2024, each as set forth in the Internal Data, and dividing by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock awards, restricted stock units, performance stock awards and performance stock units) as of November 29, 2024, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $2.95 to $6.10, rounded to the nearest $0.05. Centerview then compared this range to the Merger Consideration of $3.10 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the A&R Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the assets or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for Shares by (a) discounting to present value as of December 31, 2024 using discount rates ranging from 12.0% to 14.0% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience and taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after tax-unlevered free cash flows of the Company over the period beginning on January 1, 2025 and ending on December 31, 2040, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows set forth in the Forecasts (and described under the section entitled “—Certain Unaudited Prospective Financial Information of Revance”) would increase in perpetuity after December 31, 2040 at a rate of free cash flow increase of 2% to 4% year over year, and (iii) tax savings from usage of the Company’s federal net operating losses $1.5 billion as of December 31, 2023 and future losses, as provided by the Company’s management; and (b) (i) subtracting from the foregoing results (A) the Company’s estimated debt of $435 million as of December 31, 2024 (which, for the purposes of Centerview’s analysis, assumed approximately $288 million in outstanding principal amount of the 2027 Notes are treated as debt at Share prices below $32.38), as set forth in the Internal Data, and (B) the net present value of the estimated cost of an assumed $50 million equity raise in 2025 and an assumed $50 million equity raise in 2026 assuming a 10% discount and 5% spread, as set forth in the Forecasts, and (ii) adding to the foregoing results the Company’s estimated cash of $165 million as of December 31, 2024, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock awards, restricted stock units, performance stock awards and performance stock units) as of November 29, 2024, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $1.25 to $4.05, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $3.10 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the A&R Merger Agreement.
Other Factors
Centerview noted for the Board of Directors of the Company certain additional factors solely for reference and informational purposes only and did not provide the basis for, and were not otherwise material to Centerview’s financial analyses or opinion, including, among other things, the following:
•
Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of Shares during the 52-week period ended August 9, 2024 (the last trading day before the public announcement of the Transactions on August 12, 2024), which reflected low and high stock closing prices for the Company during such period of $2.34 to $19.66 per Share.

•
Analyst Price Target Analysis. Centerview reviewed stock price targets for Shares in publicly available Wall Street research analyst reports as of August 9, 2024 (the last trading day before the public announcement of the Transactions on August 12, 2024), which indicated low and high stock price targets for the Company ranging from $6.00 to $25.00 per Share.

•
Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded companies, as set forth above in “Selected Precedent Transactions Analysis” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 20% to 55% to the Company’s closing stock price on August 9, 2024 (the last trading day before the public announcement of the Transactions on August 12, 2024) of $3.53, which resulted in an implied price range of approximately $4.25 to $5.45 per Share, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board of Directors of the Company in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Merger Consideration or as to whether the Board of Directors of the Company would have been willing to determine that a different consideration was fair. The Merger Consideration for the Transaction was determined through arm’s-length negotiations between the Company and Crown and was approved by the Board of Directors of the Company. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement in connection with the Transaction, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview has provided financial advisory services unrelated to the Company to Crown and Hildred, the sponsor of Crown, including in connection with certain strategic matters, but Centerview did not receive any compensation from Crown or Hildred during such period. Centerview may provide financial advisory and other services to or with respect to the Company, Crown or Hildred or their respective affiliates, including portfolio companies of Hildred in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Crown, Hildred or any of their respective affiliates, including portfolio companies of Hildred, or any other party that may be involved in the Transaction.
The Board of Directors of the Company selected Centerview as its financial advisor in connection with the Transaction based on the long-standing relationship with Centerview, its significant experience with respect to Revance’s business and its expertise in biopharmaceutical strategic transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. In connection with Centerview’s services as the financial advisor to the Board of Directors of the Company, the Company has agreed to pay Centerview an aggregate fee of approximately $18.5 million, $1.5 million of which was paid upon the rendering of Centerview’s opinion with respect to the Original Merger Agreement and approximately $17 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Revance has retained Centerview to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Centerview delivered its opinion and is entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation—Opinion of Revance’s Financial Advisor.”
For additional information pertaining to the retention of Centerview by Revance, see “Item 4. The Solicitation or Recommendation—Opinion of Revance’s Financial Advisor” above, which is hereby incorporated by reference in this Item 5.
Neither Revance nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Revance’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Revance, for which services no additional compensation will be paid.
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than (x) the scheduled vesting of Company Options, Company PSUs, Company PSAs and Company RSUs, and (y) ordinary course operation and administration of the Company ESPP, no transactions with respect to Shares have been effected by Revance or, to the knowledge of Revance after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Revance is not undertaking or engaged in any negotiations in response to the Offer which relate to:
•	a tender offer or other acquisition of Revance’s securities by Revance, its subsidiaries, or any other person;
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Revance or its subsidiaries;
•	any purchase, sale or transfer of a material amount of assets of Revance or its subsidiaries; or
•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Revance.
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Revance Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION
The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Revance Executive Officers and Directors” is incorporated herein by reference.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Revance’s named executive officers whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A for the year ended December 31, 2023, filed by Revance on March 21, 2024, that is based on or otherwise relates to the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives in connection with the Transactions may materially differ from the amounts set forth in the table.
The table below assumes, among other things, that (i) the Effective Time occurred on November 29, 2024, the latest practicable date before the filing of this Schedule 14D-9, (ii) consummation of the Transactions constitutes a change in control for purposes of the applicable compensation plan or arrangement, (iii) the employment of each named executive officer was terminated in a manner entitling the executive officer to receive change in control severance payments and benefits under the terms of the Executive Severance Plan (a “qualifying termination”), (iv) the unvested Company Options, Company RSUs and Company PSUs outstanding as of November 29, 2024, were cancelled in exchange for the cash payments described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Treatment of Equity Awards in the Transaction” and such payments (including any Cash Replacement Option Amounts or Cash Replacement Company RSU Amounts) become vested and payable in connection with the Merger or the assumed termination of employment described in the foregoing clause (iii), (v) the value attributable to the equity awards is calculated using the cash Offer Price of $3.10 per Share, and (vi) none of the named executive officers will receive a retention bonus award under the retention program described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Permitted Retention Pool.” The amounts shown in the table do not include the value of payments or benefits that are not based on or otherwise related to the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Mark J. Foley	3,115,982	525,053	58,509	3,699,544
Tobin C. Schilke	1,412,600	429,142	25,903	1,867,645
Dwight Moxie	1,331,302	391,375	61,503	1,784,180
Dustin Sjuts(4)	—	201,199	—	201,199

(1)
The amounts listed in this column represent the amount of pre-tax cash severance payments that would be paid to each named executive officer on a “double-trigger” basis (change in control and a qualifying termination) pursuant to a qualifying termination of employment under the Executive Severance Plan (as described in more detail above in “—Executive Severance Benefit Plan”) and pro-rata payout of each named executive officer’s annual bonus assuming a performance level of 100% of target (as described in more detail above in “—Annual Bonus Treatment”). For Mr. Foley, the severance amount represents his monthly base salary and monthly annual target bonus, multiplied by 24 months. For the other named executive officers, the amounts represent such executive’s monthly base salary and monthly annual target bonus, multiplied by 18 months.

(2)
The amounts listed in this column represent the aggregate pre-tax amounts payable to each named executive officer (other than Mr. Sjuts) (i) on a “single-trigger” basis pursuant to the A&R Merger Agreement in respect of unvested 2023 Company PSUs (meaning that the payment is triggered by the change in control and for which payment is not conditioned on termination of employment) and (ii) on a “double-trigger” basis assuming that a qualifying termination of employment occurs in respect of unvested Company RSUs that will be converted into cash awards as of the Effective Time, in each case of the foregoing clauses (i) and (ii) that are held as of November 29, 2024, the latest practicable date before the filing of this Schedule 14D-9, as quantified below and in the tables above in “—Treatment of Equity Awards in the Transactions.” None of the named executive officers hold any Company Options (whether vested or unvested) with a per Share exercise price that is less than $3.10; accordingly, all Company Options held by named executive officers will be cancelled in connection with the Transaction with no consideration payable in respect thereof.

Name	Value of Company RSUs ($)	Value of Company PSUs ($)
Mark J. Foley	—	525,053
Tobin C. Schilke	299,668	129,475
Dwight Moxie	279,000	112,375

(3)
The amounts listed in this column represent the value of COBRA premiums for continued health care coverage for the named executive officer pursuant to a qualifying termination of employment under the Executive Severance Plan (as described in more detail above in “—Executive Severance Benefit Plan”). These are “double trigger” benefits.

(4)
Mr. Sjuts ceased employment with Revance during 2024. Pursuant to the terms of Mr. Sjuts’ separation agreement, Mr. Sjuts provides consulting services to Revance and, during such consulting period, will continue to vest in his outstanding equity awards subject to acceleration upon a change in control. The amounts listed for Mr. Sjuts represent the pre-tax amounts payable to Mr. Sjuts pursuant to the A&R Merger Agreement as a result of the accelerated vesting of such equity awards as of November 29, 2024, the latest practicable date before the filing of this Schedule 14D-9; as described above in “—Treatment of Equity Awards in the Transactions.” The amount payable in respect of the equity awards as a result of the accelerated vesting shown in the table for Mr. Sjuts is payable on a “single trigger” basis.

Treatment of Convertible Notes and Capped Calls
Within the time periods required by the terms of the indenture governing Revance’s 1.75% Convertible Senior Notes due 2027 (the “convertible notes” and such indenture, the “convertible notes indenture”), Revance has agreed to deliver any notices (including with respect to holders’ rights to require repurchase or conversion of the convertible notes), certificates, supplemental indentures and other documents that might be required under the convertible notes indenture and take all other actions that are required under the terms of the convertible notes, the convertible notes indenture or under applicable law, including as a result of the transactions contemplated by the A&R Merger Agreement, to the extent constituting a “Fundamental Change” or “Make-Whole Fundamental Change” (as such terms are defined in the convertible notes indenture).
Additionally, prior to the effective time, Revance has agreed to cooperate with, and assist, Crown, upon Crown’s request, in terminating Revance’s outstanding capped call confirmations (collectively, the “capped calls”) at, or as promptly as practicable following, the effective time. Prior to the effective time, Revance has also agreed to reasonably cooperate with and assist Crown in connection with discussions, negotiations or agreements with the counterparties to the capped calls with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the capped calls, including with respect to any cash amounts or shares of Revance common stock that may be receivable by Revance pursuant to the capped calls. Revance has further agreed to not (i) enter into any binding agreements in respect of the capped calls, (ii) agree to any amendments, modifications or other changes to the terms of the capped calls, or (iii) exercise any right it may have to terminate, or to trigger an early settlement of, any of the capped calls (other than in connection with an early conversion of any convertible notes or the occurrence of an event of default with respect to a counterparty to the capped call), in each case without the prior written consent of Crown, which shall not be unreasonably withheld or delayed.
Stockholder Approval Not Required
The Revance Board has approved the Offer, the Merger, the A&R Merger Agreement and other transactions contemplated in or by the A&R Merger Agreement in accordance with the DGCL. If the Offer is consummated, Revance does not anticipate seeking the approval of Revance’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if (i) the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation and (ii) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Revance, Crown and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of Revance in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statutes
Delaware
Revance is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:
•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•
the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Each of Crown and Merger Sub is not, nor at any time for the past three (3) years has been, an “interested stockholder” of Revance as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Revance Board has approved the A&R Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available to stockholders of Revance in connection with the Offer. However, if the Offer is successful and the Merger is consummated, Revance stockholders who continuously held Shares from the date of the demand for appraisal through the effective date of the Merger who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Revance will take no action to perfect any appraisal rights of any stockholder.
Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that Revance’s stockholders exercise appraisal rights under Section 262 of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. Unless otherwise expressly noted herein, all references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of Shares, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.
Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.
In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, any person wishing to exercise such appraisal rights should seek the advice of legal counsel.
Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:
•
prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of this Schedule 14D-9, deliver to Revance a written demand for appraisal of Shares held, which demand must reasonably inform Revance of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;
•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
Written Demand by Stockholders or Beneficial Owners
All written demands for appraisal pursuant to Section 262 should be addressed to the following address:
Revance Therapeutics, Inc.
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
Attention: Mark Foley, Tobin Schilke
The written demand for appraisal by a stockholder of record must be executed by or for the stockholder and must reasonably inform Revance of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of their Shares in connection with the Merger.
In addition, in the case of a written demand for appraisal made by a beneficial owner, a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares in accordance with the procedures of Section 262, summarized herein, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by Revance under Section 262 and to be set forth on the Verified List (defined below). Although not expressly required by Section 262, Revance reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If a stockholder of record is submitting a demand with respect to Shares owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within ten (10) days after a request by such stockholder for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery of the Delaware Court a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
In determining “fair value,” the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”
Persons considering seeking appraisal should be aware that the “fair value” of their Shares as so determined by the Delaware Court could be more than, the same as or less than the Offer Price (which is equivalent to the Merger Consideration) if they did not seek appraisal of their Shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the Offer Price is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although Revance believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Revance nor Crown anticipates offering more than the Merger Consideration to any person exercising appraisal rights, and each of Revance and Crown reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the “fair value” of a Share is less than the Offer Price.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the A&R Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the A&R Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE A&R MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE A&R MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Regulatory Approvals
Antitrust in the United States
Under the HSR Act, and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have expired or been terminated. These requirements apply to the acquisition of the Shares in the Offer and the Merger.
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division. Each of Revance and Crown filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on August 23, 2024. The required waiting period expired at 11:59 p.m. Eastern Time on September 9, 2024.
Based on a review of the information currently available relating to the countries and businesses in which Crown and Revance are engaged, Revance believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.
Revance and Crown do not believe that the consummation of the Offer or the Merger will result in a violation of any applicable antitrust laws. Nevertheless, Revance cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Forward-Looking Statements
Certain statements contained in this Schedule 14D-9 are “forward-looking statements.” The use of words such as “anticipates,” “hopes,” “may,” “should,” “intends,” “projects,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements include, among others, statements relating to Revance’s and Crown’s future plans, objectives, expectations, intentions, financial performance, business prospects and strategy, and expectations with respect to the tender offer and the Merger, including the timing thereof and Revance’s and Crown’s ability to successfully complete such transactions and realize the anticipated benefits. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others, the risks and uncertainties inherent in the tender offer and the Merger, including, among other things, regarding how many of Revance stockholders will tender their shares in the tender offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals, the ability to satisfy the conditions to the closing of the tender offer and the Merger, the expected timing of the tender offer and the Merger, the possibility that the Merger will not be completed, difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees and the possibility that anticipated synergies and other anticipated benefits of the transaction will not be realized in the amounts expected, within the expected timeframe or at all, the effect of the announcement of the tender offer and the Merger on Revance’s and Crown’s business relationships (including, without limitations, partners, employees and customers), the occurrence of any event, change or other circumstances that could give rise to the termination of the A&R Merger Agreement, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of Revance and Crown, and other circumstances, including the effects of industry, economic or political conditions, beyond Revance’s and Crown’s control. You should not place undue reliance on these forward looking statements. Certain of these and other risks and uncertainties are discussed in Revance’s and Crown’s filings with the SEC, including this Schedule 14D-9, the Schedule TO (including the offer to purchase, letter of transmittal and related documents) Crown and the other Buyer Parties filed with the SEC, and Revance’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither Revance nor Crown undertakes any duty to update forward-looking statements to reflect events after the date of this Schedule 14D-9.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on the Schedule TO).
(a)(1)(D)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on the Schedule TO).

(a)(1)(E)	Summary Advertisement, published on December 12, 2024, in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on the Schedule TO).
(a)(5)(A)
Joint Press Release of Crown Laboratories, Inc. and Revance Therapeutics, Inc., dated December 9, 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Revance Therapeutics, Inc. on December 9, 2024).

(a)(5)(B)*	Opinion of Centerview Partners LLC, dated December 7, 2024 (included as Annex A to this Schedule 14D-9).
(a)(5)(C)	Form of Letter Sent to Employees of the Company, dated December 9, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Revance on December 9, 2024).
(e)(1)
Amended and Restated Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc. dated as of December 7, 2024 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Revance on December 9, 2024).

(e)(2)
Agreement and Plan of Merger, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and Revance Therapeutics, Inc. dated as of August 11, 2024 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Revance on August 12, 2024).

(e)(3)
Support Agreement, dated as of August 11, 2024, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and the parties named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Revance on August 12, 2024).

(e)(4)
Amended and Restated Support Agreement, dated as of December 7, 2024, by and among Crown Laboratories, Inc., Reba Merger Sub, Inc. and the parties named on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Revance on December 9, 2024).

(e)(5)
Confidentiality Agreement, dated January 28, 2024, between Hildred Capital Management, LLC and Revance Therapeutics, Inc. (incorporated by reference to Exhibit (d)(5) to the Tender Offer Statement on the Schedule TO).

(e)(6)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 21, 2024.
(e)(7)	Revance Therapeutics, Inc. Amended and Restated 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-K filed by Revance on February 28, 2024).
(e)(8)
Form of Stock Option Agreement and Option Grant Notice for Revance Therapeutics, Inc. Amended and Restated 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Form 10-K filed by Revance on February 28, 2024).

(e)(9)	Revance Therapeutics, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Form 10-K filed by Revance on February 28, 2024).
(e)(10)
Form of Restricted Stock Unit Award Agreement and Grant Notice for Revance Therapeutics, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Form 10-K filed by Revance on February 28, 2024).

Exhibit No.	Description
(e)(11)
Form of Stock Option Agreement and Grant Notice for Revance Therapeutics, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Form 10-K filed by Revance on February 28, 2024).

(e)(12)
Form of Restricted Stock Bonus Agreement and Grant Notice for Revance Therapeutics, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Form 10-K filed by Revance on February 28, 2024).

(e)(13)	Revance Therapeutics, Inc. 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Form 10-K filed by Revance on February 28, 2024).
(e)(14)
Form of Indemnity Agreement by and between Revance Therapeutics, Inc. and each of its officers and directors (incorporated by reference to Exhibit 10.8 to the Form 10-K filed by Revance on February 28, 2024).

(e)(15)	Revance Therapeutics, Inc. Amended and Restated 2014 Inducement Plan (incorporated by reference to Exhibit 10.9 to the Form 10-K filed by Revance on February 28, 2024).
(e)(16)
Form of Stock Option Agreement and Grant Notice under Amended and Restated Revance Therapeutics, Inc. 2014 Inducement Plan (incorporated by reference to Exhibit 10.10 to the Form 10-K filed by Revance on February 28, 2024).

(e)(17)
Form of Restricted Stock Agreement and Grant Notice under Amended and Restated Revance Therapeutics, Inc. 2014 Inducement Plan (incorporated by reference to Exhibit 10.11 to the Form 10-K filed by Revance on February 28, 2024).

(e)(18)
Form of Restricted Stock Unit Agreement and Grant Notice under Amended and Restated Revance Therapeutics, Inc. 2014 Inducement Plan (incorporated by reference to Exhibit 10.12 to the Form 10-K filed by Revance on February 28, 2024).

(e)(19)
Revance Therapeutics, Inc. Executive Severance Benefit Plan, Amended and Restated effective February 7, 2024 (incorporated by reference to Exhibit 10.31 to the Form 10-K filed by Revance on February 28, 2024).

(e)(20)	Revance Therapeutics, Inc. 2024 Management Bonus Plan (incorporated by reference to Exhibit 10.32 to the Form 10-K filed by Revance on February 28, 2024).
(e)(21)
Executive Employment Agreement dated November 5, 2018, by and between Revance Therapeutics, Inc. and Tobin Schilke (incorporated by reference to Exhibit 10.33 to the Form 10-K filed by Revance on February 28, 2024).

(e)(22)
Executive Employment Agreement dated October 13, 2019, by and between Revance Therapeutics, Inc. and Mark J. Foley (incorporated by reference to Exhibit 10.42 to the Form 10-K filed by Revance on February 28, 2024).

(e)(23)
Executive Employment Agreement dated December 1, 2019, by and between Revance Therapeutics, Inc. and Dustin Sjuts (incorporated by reference to Exhibit 10.43 to the Form 10-K filed by Revance on February 28, 2024).

(e)(24)
Separation Agreement, dated February 23, 2024, by and between Revance Therapeutics, Inc. and Dustin Sjuts (incorporated by reference to Exhibit 10.44 to the Form 10-K filed by Revance on February 28, 2024).

(e)(25)
Executive Employment Agreement dated February 17, 2020, by and between Revance Therapeutics, Inc. and Dwight Moxie (incorporated by reference to Exhibit 10.45 to the Form 10-K filed by Revance on February 28, 2024).

(e)(26)	Revance Therapeutics, Inc. Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.50 to the Form 10-K filed by Revance on February 28, 2024).
(e)(27)	Revance Therapeutics, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Form 10-K filed by Revance on February 28, 2024).

*	Filed herewith.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 12, 2024

Revance Therapeutics, Inc.

By:	/s/ Mark J. Foley
	Name:	Mark J. Foley
	Title:	President and Chief Executive Officer

Annex A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

December 7, 2024

The Board of Directors
Revance Therapeutics, Inc.
1222 Demonbreun Street, Suite 2000
Nashville, TN 37203
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Revance Therapeutics, Inc., a Delaware corporation (the “Company”), of the $3.10 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Amended and Restated Agreement and Plan of Merger proposed to be entered into by and among Crown Laboratories, Inc., a Delaware corporation (“Parent”), Reba Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the “Agreement”). The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $3.10 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or Shares held by Parent, Merger Sub or their affiliates (as defined in Section 251(h) of the General Corporation Law of the State of Delaware) immediately prior to the Effective Time (as defined in the Agreement) and (ii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company, “Excluded Shares”)) will be converted into the right to receive $3.10 per Share in cash, without interest, (the $3.10 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which was paid upon the rendering of our opinion dated August 11, 2024 to the Board of Directors of the Company, and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, other than in connection with the Transaction, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have provided financial advisory services unrelated to the Company to Parent and Hildred Capital Management, LLC (“Hildred”), the sponsor of Parent, including in connection with certain strategic matters, but we have not received any compensation from Parent or Hildred during such period. We may provide financial advisory and other services to or with respect to the Company, Parent or Hildred or their respective affiliates, including portfolio companies of Hildred in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Hildred or any of their respective affiliates, including portfolio companies of Hildred, or any other party that may be involved in the Transaction.

The Board of Directors
Revance Therapeutics, Inc.
December 7, 2024

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 7, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors
Revance Therapeutics, Inc.
December 7, 2024

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. We also do not express any view on, and our opinion does not address, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement as compared to the consideration per Share that was to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement and Plan of Merger, dated as of August 11, 2024, by and among the Parent, Merger Sub and the Company (the “Prior Agreement”), or the likelihood that the Company would be successful in completing the consummation of the Transaction in accordance with the terms of the Prior Agreement. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC